UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-SB

Amendment No: 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)

OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Eastern Goldfields, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	88-0441307
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

1660 Hotel Circle North, Suite 207, San Diego, CA	92108-2808
(Address of Principal Executive Offices)	(Zip Code)

(619) 280-8000

(Registrant's Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which
To Be So Registered	Each Class Is To Be Registered

N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 Par Value

(Title of Class)

FORM 10-SB

NO.	TITLE	PAGE NO.

PART I

Item 1.	Description of Business.............................................................................................	3
Item 2.	Management's Discussion and Analysis or Plan of Operation...........................	19
Item 3.	Description of Property..............................................................................................	28
Item 4.	Security Ownership of Certain Beneficial Owners and Management..................	33
Item 5.	Directors, Executive Officers, Promoters, and Control Persons...........................	35
Item 6.	Executive Compensation............................................................................................	39
Item 7.	Certain Relationships and Related Transactions...................................................	41
Item 8.	Description of Securities............................................................................................	42

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity
and Other Shareholder Matters................................................................................	43
Item 2.	Legal Proceedings.......................................................................................................	43
Item 3.	Changes in and Disagreements with Accountants................................................	44
Item 4.	Recent Sales of Unregistered Securities..................................................................	44
Item 5.	Indemnification of Directors and Officers...............................................................	45

PART F/S

Financial Statements.......................................................................................................................	46

PART III

Item 1.	Index to Exhibits..........................................................................................................	47
Item 2.	Description of Exhibits...............................................................................................	47

Signatures.........................................................................................................................................	49

Item 1.	Description of Business

General

Eastern Goldfields, Inc., (the “Company" or "EGI") is the parent company of Eastern Goldfields SA (Proprietary) Limited, (“EGSA”), a corporation organized under the laws of the Republic of South Africa. EGSA conducts all of the Company’s business operations in South Africa through its South African corporation subsidiaries. All references in this registration statement to “the Company” or “us” or “we” include EGI, EGSA and the Company’s other subsidiaries, unless the text specifically indicates otherwise.

Eastern Goldfields, Inc. was incorporated under the laws of the State of Nevada on July 15, 1998, originally under the name of Fairbanks Financial, Inc. The Company was established as a business management, marketing and consulting firm to serve both the emerging and established business entrepreneur. Since its incorporation, the Company has had minimal operations. From July 15, 1998, up to and including September 23, 2005, the Company had total revenues of $44,300 generated from its operations. On or about September 23, 2005, the Company experienced a change of control via a purchase of the controlling shareholder ownership interest and the appointment of new officers and directors. The Company then redirected its business efforts and on September 23, 2005 it purchased 100% of the issued and outstanding common or ordinary stock of EGSA. EGSA was formerly known as Makonjwaan Properties Keurboom One five (Pty) Ltd. and originally was incorporated on November 16, 1993, with the main business activity being that of investment property. The common or ordinary stock was 100% held by Makonjwaan Imperial Mining Company (Pty) Ltd (MIMCO). All rental income earned by EGSA from the leasing of the property from the date of incorporation until the sale of its property on May 20, 1999, was assigned to MIMCO. This company remained dormant until being sold to EGI. On July 27, 2005, this company changed its name to Eastern Goldfields SA (Pty) Ltd and it changed its principle business activity to that of an investment holding company. On October 1, 2005, the Company’s wholly owned subsidiary, EGSA, acquired, via a share exchange, 100% of the issued and outstanding common or ordinary stock of Eastern Goldfields Limited (“EGL”), a South African gold producer and developer corporation. This share exchange agreement for the acquisition of EGL by EGSA was undertaken in order to achieve compliance with the Exchange Control Regulations of the South African Reserve Bank. EGL conducts mining operations in the Barberton Greenstone Belt area of the Mpumalanga Province, South Africa. On October 25, 2005, the Company changed its corporate name to Eastern Goldfields, Inc. to more accurately reflect its business operations.

The economic substance of this acquisition or merger was that EGI issued new equity to the shareholders of EGL in exchange for 100% of EGL’s common stock. This share exchange for the acquisition of EGL by EGI’s wholly owned South African subsidiary, EGSA, was accounted for as a reverse acquisition, and, accordingly, for financial statement purposes, EGL was considered the accounting acquiror and the subject transaction was considered a recapitalization of EGL rather than an acquisition by the Company. Accordingly, the historical financial statements prior to this share exchange are those of EGL, however, the name of the consolidated corporation going forward is Eastern Goldfields, Inc.

EGL itself is a South African holding company which has three South African subsidiary corporations; namely, Makonjwaan Imperial Mining Company (Pty) Ltd. (“MIMCO”), Eastern Goldfields Exploration (Pty) Ltd. (“EGE”) and Centurion Mining Company (Pty) Ltd. (“Centurion”). The Company’s “mineral rights” or “claims”, as more specifically described in “Item 3. Description of Property”, are held in the name of EGL itself and in the names of the EGL South African subsidiaries.

EGL Mining Operations

The following is a specific discussion of the ownership and operation of those mining claims that are held in the name of EGL:

1.	Number of Claims: 14,518 (21,338 acres)

2.

Location and Means of Access to Claims: These claims are located in the areas referred to as the Jamestown and Albion Claims Group. These claims include the Worcester Gold Mine which is located 19 kilometers north of the town of Barberton and which are adjacent to the main paved road to the city of Nelspruit. It requires a 20 minute drive to reach these claims from the EGL’s Nelspruit headquarters.

3.

Description of Claims: These claims encompass approximately 21,338 acres of exploration ground. This area includes portions of the Sheba Hills Claims Group, the Jamestown West Claims Group, the Barberton Townlands Claims Group, the Albion Claims Group and the Worcester Claims Group.

4.

History of Previous Operations: The Worcester Mine has been the focus of sporadic attention since the mine was first opened in 1887. Total recorded gold production until production ceased in 1991 was approximately 200,000 ounces of gold. The mine and surrounding area has been explored by various companies and individuals using geological mapping, air photo interpretation, soil and rock chip geochemistry, geophysics, trenching, underground mapping and channel sampling and finally surface diamond drilling. The property has been dormant from its closure in 1991 to the present time.

5.

Present Condition of the Property: Exploration is planned over the claim area for two specific locations. With respect to Worcester Mine 9 diamond drill holes are planned to explore to a depth of 3,040 meters. These holes will be drilled at inclined angles to the east to intersect the westerly dipping mineralized zones. Each hole will include a non-directional wedge in order to achieve a second intersection of the mineralization. This program is expected to take 40 working days drilling 6 days a week for 24 hours. With respect to the Jamestown Claims 13,500 line meters of surface geochemical soil sampling and ground magnetics, supported by detailed structural and geological mapping are planned in the last quarter of 2006.

6.

Description of Rock Formations and Mineralization: The Worcester Mine is located in the Jamestown Schist Belt which is a north-westerly trending synclinal feature of metamorphosed mafic and ultramafic rocks stretching from the Consort Mine to the east to beneath the Transvaal Drakensberg escarpment in the west. The belt varies from 1 to 6 kilometers in width and is the northwestern arm of the main Archaean Barberton Greenstone Belt. The schist belt is bounded in the northeast by the porphyritic Nelspruit granite and in the southwest by the Kaap Valley granite pluton. A number of splays off this feature host the zones of gold mineralization.

The main lithological units are the Theespruit and Komati Formations of the Lower Onverwacht Group. Minor layers of argillaceous sediments of the Fig Tree Group are evident and form the core of the syncline. Also included are small layered ultramafic bodies belonging to the Tjakastad Sub-group of the Onverwacht Group. Small granite domes have been noted close to the Worcester Mine.

With respect to specific mineralization of the Worcester Mine, the quartz vein located therein is white to gray in color, slightly foliated in appearance and contains slivers of siliceous basic schist, flecks of fuchsite and bits of chlorite, biotite and talc. Free-milling gold occurs as blebs, smears and flakes along the fractures in the vein. There is a minor sulphide component (listed in decreasing order of content) of pyrite, chalcopyrite, arsenopyrite, sphalerite and traces of tetrahedrite.

MIMCO Mining Operations

MIMCO is a South African company incorporated on October 20, 1987 with its principle business activity being that of gold mining activities. On November 4, 2004, EGL acquired 100% of the issued and outstanding common or ordinary stock of MIMCO via a share exchange. MIMCO has been in operation since 1989 when its ore processing plant was commissioned to initially treat ore from the Makonjwaan open pit as part of a four year planned operation. This operation was next followed by a five year operation for the Sofala open pit mine. MIMCO then entered into a joint venture agreement with Cluff Mining SA under which the ore from the Svengali open pit mine was treated for one year while exploration work was being carried at its Lily mine. In June 2000 the Lily open pit mine operation commenced and is currently still in operation.

The following is a specific discussion of the ownership and operation of those mining claims that are held in the name of MIMCO:

1.	Number of Claims: 1,040 (1,530 acres)

2.

Location and Means of Access to Claims: The main area of concentration is the Lily Mine which is situated on the main road between the towns of Kaapmuiden and Barberton and approximately 65 kilometers from the city of Nelspruit where EGL headquarters are located.

3.

Description of Claims: These claims cover areas of the northeastern part of the Barberton Greenstone Belt, south and west of the Barbrook Gold Mine. These claims include the old Makonjwaan and Sofala open pits and many other old workings, adits and trenches from earlier prospecting operations.

4.

History of Previous Operations: The Lily Mine was discovered in 1888, began production in 1891 and was worked sporadically by various operators until 1997. The mine was purchased by MIMCO in 1997 and after another round of mapping, trenching and reverse circulation drilling, open pit mining commenced in June 2000.

5.

Present Condition of the Property: The Lily Mine is currently reaching the end of its open pit life and planning is in place for the conversion from open pit mining to underground mining. An exploration program to define the open pit extension to the east has recently been completed. The results received are indicating a new proven reserve for open pit mining.

6.

Description of Rock Formations and Mineralization: Our prefeasibility study for this area has indicated two styles of gold mineralization in the ore zone one of which consists of refractory gold related to pyrrhotite, being the major sulphide, together with minor arsenopyrite, chalcopyrite, pyrite/marcosite, pentlandite and sphalerite. The host rock is typically well sheared, altered by chlorite and carbonate, silicified and contorted. The other style of gold mineralization is free, native gold associated with quartz and quartz-carbonate veins which are erratically distributed throughout the ore zone. Detailed logging of core from the most recent drilling program, together with additional geological mapping of the fresh rock reef zones in the pit, has allowed for a more detailed description of the gold mineralization.

Within the broad zone of gold mineralization called the Lily Zone (mineralized envelope or, simply, the “orebody”), are 3 distinct gold mineralized zones referred to as “reefs”. The Bottom Reef is a planar but sinuous zone of varying thickness located closest to the Lily Fault. The Middle Reef is the most robust and continuous of the zones and is located about 3 to 5 meters south (in the hanging wall) of the Bottom Reef. The Bottom and Middle Reefs often join together forming wide (up to 20 meters thick) blocks of ore with good grades. The Top Reef is essentially a sack term for the numerous small, mineralized zones of limited strike and depth extent occurring south of the Middle Reef.

The oxide-hosted gold mineralization is represented by a mixture of quartz veining, sheared and altered greywacke with chert bands in which occur stringers, disseminations and bands of earthy to shiny red to brown gossan after pyrrhotite, arsenopyrite and pyrite. In the transition zone, the gossan may be more siliceous and contain specks of fresh pyrrhotite and minor arsenopyrite and pyrite.

Based on the pit floor mapping, reverse circulation (“RC”) chip logging and core logging, it has been noticed that sulphides associated with gold mineralization generally occur as fine-grained disseminated specks and ‘clouds’, irregular grains and blobs of pyrrhotite with minor pyrite. The better-mineralized material includes massive, fine grained pyrrhotite, needles and laths of arsenopyrite with minor pyrite, chalcopyrite and bornite.

EGE Mining Operations

EGE is a South African company which was incorporated on July 7, 1994. The principle business activity is that of a holder of mineral rights in the Barberton greenstone belt of South Africa. An exploration program was carried out in the 1990’s under the supervision of Vaaldiam Resources Limited of Canada. The results of this exploration program identified various target ore body prospects but these prospects were not followed up at that time due to declining gold prices. EGL acquired 100% of the issued and outstanding common stock of EGE on September 30, 2004 via a share exchange. EGE remains dormant to the present time.

The following is a specific discussion of the ownership and operation of those mining claims that are held in the name of EGE:

1.	Number of Claims: 6,772 (9,953 acres)

2.

Location and Means of Access to Claims: These claims are located in the Sheba Hills area which is in the northeast trending strip of mountainous country between the Kaap and Komati rivers. These claims include the Golden Mamba Mine which is located approximately 14 kilometers northeast of the town of Barberton which is a 45 minute drive from EGL’s Nelspruit headquarters.

3.

Description of Claims: These claims consist of 9,953 acres which will be the subject of various planned exploration programs as part of the Sheba Hills Claims Group. Priority exploration programs within this geographic area will be the Monty’s Mine area and the Golden Mamba Mine area.

4.

History of Previous Operations: This area has been prospected since the late 1800’s and various shallow diggings have been excavated but yielded no production of consequence. The Golden Mamba Mine was mined briefly in the 1950’s. Gold production was minor at about 0.72 kg from an estimated 350 tons. It is understood that production ceased when the grade of ore dropped below 17 grams per ton.

5.

Present Condition of the Property: Exploration programs are planned for the last quarter of 2006. These programs will involve 17,500 line meters of surface geochemical soil sampling and ground magnetics supported by detailed structural and geological mapping.

6.

Description of Rock Formations and Mineralization: The rock formations underlying the Golden Mamba Mine property are the lower stratigraphic units of the Fig Tree Group within the Ulundi Syncline. Folding has deformed the rocks into tight easterly plunging isoclines. Gold mineralization occurs in quartz veins or discontinuous quartz lenses in meta sediments or in folds and fracture systems in the deformed iron formations.

Centurion Mining Operations

Centurion is a South African company which was incorporated in 1966 with its principle business activity being that of gold mining activities. MIMCO acquired 100% of the issued and outstanding common or ordinary stock of Centurion on April 1, 1990 via a stock exchange. On October 31, 2005, EGL acquired 100% of the issued and outstanding common or ordinary stock of Centurion also via a share exchange. Centurion commenced operations in 1979 as an ore dump retreatment operation. This activity continued for approximately two years when underground mining operations commenced at the Bonanza mine. These underground mining operations were terminated in 1989 due to the low price of gold. Exploration drilling was carried out in 1990 which did not yield additional ore reserves. Various feasibility studies were carried out to retreat the company's remaining ore dump reserves. These remaining ore dump reserves were deemed non-viable again due to the declining price of gold. Centurion also remains dormant to the present time.

The following is a specific discussion of the ownership and operation of those mining claims that are held in the name of Centurion:

1.	Number of Claims: 1,367 (2,009 acres)

2.

Location and Means of Access to Claims: The claims in this area are accessed via the Barberton-Malelane road and the Sheba Mine road about 20 kilometers northeast of the town of Barberton. The topography is rugged and the claims can only be reached in most cases by existing old dirt roads and tracks.

3.

Description of Claims: These claims are in an area of 2,009 acres which surround the dormant Bonanza Mine in the area designated as the Stateland Claims Group. These claims cover areas of the northcentral part of the Barberton Greenstone Belt, immediately north of the Sheba Gold Mine and enclose the Bonanza Gold Mine and many old workings, adits and trenches.

4.	History of Previous Operations: No reliable history is currently available with respect to mining operations on these claims.

5.

Present Condition of the Property: Exploration programs for these claims are planned for 2007. These exploration programs will consist of detailed surface geochemical soil sampling and ground magnetics for an estimated 10,000 meters.

6.

Description of Rock Formations and Mineralization: The Bonanza Mine area contains the gold mineralized occurrence and is located in the Moodies Group quartzites adjacent to the nearby Sheba Gold Mine (which up to 1990 produced 1,390 kilograms of gold from 256,000 tons of ore) along a suite of shears and fractures immediately north of the Sheba Fault.

Gold mineralization is contained in 2 sub-parallel north dipping fracture hosted reefs. These reefs are connected by a shallow dipping ore body between the north and south fractures. Previous minor exploration has demonstrated the presence of gold mineralization west of the existing workings and has confirmed the eastern extension of the south fracture.

The current South African mining legislation promulgated under “Mineral and Petroleum Resources Development Act 2004 (“MPRDA”) seeks, among other things, (i) to expand opportunities for historically disadvantaged people to enter the mineral industry and obtain benefits from the exploitation of mineral resources; and (ii) to promote employment, social and economic welfare as well as ecologically sustainable development. In order to convert an old order mining right to a new order mining right the holder is compelled to lodge a social and labor plan and an undertaking on how it is intended to expand opportunities for historically disadvantaged persons to enter the mineral industry. Further, for purposes of mining right conversions effective May 1, 2004, the MPRDA (incorporating the Mining Charter) requires mining company ownership for historically is advantaged South Africans at 15% during the first five years and 26% in 10 years, such transfer of ownership to be at fair market value. Accordingly, on February 2, 2006, and pursuant to the requirements of MPRDA, EGL sold 26% of its ordinary stock to Lomshiyo Investments (Proprietary) Limited (“Lomshiyo”) for a consideration of R9,900,000 ($1,630,000). Lomshiyo is a South African corporation whose majority shareholders are historically disadvantaged persons.

As indicated above, the MPRDA dictated the sale of this 26% interest to Lomshiyo. Other than the sale of this 26% interest there are no anticipated costs for compliance with the requirements of MPRDA.

Since its redirection, the Company's activities have been limited primarily to the production of gold and the implementation of preliminary exploration programs on those properties in which it has an interest. Prospecting and mining rights are held in the South African subsidiary companies and are consolidated in the north eastern portion of the Barberton Goldfield. These rights include a mining license for the Lily Mine and various prospecting rights granted to the Company’s various subsidiary corporations. The total area covered by these Mineral Rights is in excess of 14,000 hectares (approximately 34,600 acres). See “Item 3. Description of Property”.

Our Objective

We are pursuing a strategy of growth in our mineral reserves through optimization of our current operations, exploration and prudent acquisitions. We believe we have the personnel and properties necessary to successfully make the transition from our current production status as a small mining company to a “junior resource company”. In the gold mining industry a “junior resource company” is generally considered a mining company with a minimum annual production of 100,000 oz. We are lead by an experienced management team and Board of Directors that are made up of professional geologists, engineers and financiers who have significant hands-on experience at every stage of gold exploration, development and production.

We hold mineral claims covering 14,000 hectares (approximately 34,600 acres) in the Barberton Greenstone Belt, which has been an active mining district for more than 100 years, yet is still largely under-explored. Our producing mine, the Lily Mine, has been operating profitably under current management since 2000 as an open pit with production of about 15,000 ounces of gold annually. Production, however, from the Lily Mine operation is presently anticipated to terminate in December 2006, absent additional financing as more specifically described herein.

We plan to expand the life of operations at the Lily Mine area by commencing underground operations in 2007. Accordingly, in September 2005, we raised $2,750,000 via a Phase I private placement offering of 630,000 restricted common shares. This Phase I funding was primarily utilized to conduct a drilling program which did confirm and enhance the results of earlier preliminary studies with respect to the Company’s reserves located at the Lily Mine area.

The results of this drilling program were incorporated in a prefeasibility study prepared by the Company to assess its future development. The possibility of extending the open pit was considered in addition to the building of a new underground mine. The prefeasibility study concluded that a new underground mine would provide a better return on investment, particularly as the mineral reserves in the upper region of the mine could be accessed very quickly. The prefeasibility study also concluded that additional drilling be carried out in order to place greater confidence in the Company’s mineral reserves.

The international mining consultant firm of Behre Dolbear was engaged by the Company to provide an independent expert opinion on the prefeasibility study. Senior personnel from Behre Dolbear's London and Toronto offices visited the Lily Mine during May 2006 to complete this due diligence work and a copy of their letter to the Board of Directors is attached in Exhibit 99.3. Behre Dolbear endorsed the recommendation to carry out additional drilling of the orebody but recommended that construction of the processing plant at Lily be deferred in the short term provided production from the new underground mine could be processed at the current Makonjwaan plant. On the basis of this recommendation the Company has now revised its mining plan accordingly.

The Company's objective for the Lily Mine therefore is to raise sufficient funds to carry out the recommended additional drilling program which will be completed in 2006 and to build the new underground mine in 2007. This revised plan does not include the building of a new processing plant in 2007 but assumes that this will be built in 2008 to become operational in 2009. Prior to this planned new processing plant becoming operational, underground ore will be transported to the Makonjwaan processing plant where it will be treated in the same way as in the last 6 years of operations at the Lily Mine. The funding required to complete the drilling work at the Lily Mine and other regional exploration, as well as establishing the new underground mine is estimated at $5,000,000. The Company plans to raise these required funds in two stages. A total of $2,000,000 is planned to be raised no later than October 2006 and the remaining $3,000,000 is planned to be raised in the first quarter of 2007.

Company Drilling Program

This drilling program conducted by the Company was completed in March 2006 and was designed to confirm the lateral and down dip extensions of the Lily Mine’s ore body and to upgrade mineral reserve estimates by improving estimation confidence. A total of 6,724 meters were drilled in 27 boreholes with 24 deflections of which 12 intersected the ore body and the remainder we used to explore the outer limits of mineralization.

A “deflection” is a planned “wedge” (directional or non-directional) off at a predetermined depth down a long diamond drill hole to economically achieve an additional intersection and sample of an encountered zone of interest. A wedge is placed down the hole at a specified depth and then the hole is re-drilled from this position. The drill rods deflect off at a slight angle to the original hole and continue through the zone of interest yielding a second core for logging and analysis.

The ore body contains three separate units (footwall zone, intermediate zone and hanging wall zone) all of which are currently mined on a selective basis in the open pit. The reported drilling intersections of each of the zones are based on a geological selection using a cut-off of 1.00 gram per ton and a true width of the respective mineralized section.

Gold mineralization is erratically distributed along the numerous steep south dipping anastamosing shears in the altered shale-chert-amphibolites. This broad zone of gold mineralization is called the “Lily Zone”. The more intense and denser the shearing, the thicker and more continuous the gold mineralization.

Within the Lily Zone, basically a mineralized envelope, there are three distinct gold mineralized zones originally referred to as “ore zones” but now called “reefs”. The “Footwall Zone”, now the “Bottom Reef”, is a planar but sinuous zone of varying thickness located closest to the south dipping “Lily Fault”. The “Intermediate Zone”, now called the “Middle Reef”, is the most robust and continuous of the mineralized zones and is located between 3-5 meters south (hanging wall) of the “Bottom Reef”. The “Bottom” and “Middle Reefs” can coalesce forming wide (up to 20m) ore pods with good grade. The “Hanging Wall Zone”, now called “Top Reef”, is essentially a sack term for the numerous erratic, small mineralized zones of limited strike and depth extent occurring further south of the “Middle Reef”.

The results of the drilling program confirmed the geological model of the ore body, since they have defined its strike limits and have demonstrated that it remains open-ended in depth. The latest EGL diamond drilling program carried out over the period September 2005 to March 2006 resulted in the completion of 27 holes with 24 accompanying non-directional deflections. This work generated 1,223 half core samples for assay and at the same time confirmed geological continuity of Lily gold mineralization 500 meters below the base of the existing open pit. It additionally outlined the eastern and western limits of mineralization and confirmed the existence of a steep easterly plunge and the formation of possible new mineralized shoots at depth. Therefore from pure geological and structural analysis, the continuation of the Lily ore body can be geologically inferred to continue in depth further than present modeling methodology has indicated, and therefore is reported as “open ended”. Accordingly, in this context, use of the term “open ended” implies that as the Lily Mine develops to depth so too will the exploration drilling continue to probe the mineralized zone with depth.

The success of the drilling program was also reflected in the verification of the ore body mineralization data derived from the existing, widely-spaced, drill-indicated information. Visible gold was observed in one of the drilling intersections, confirming similar finds in previous exploration drilling within the ore body.

Overview of the Company’s Mining Operations

In order to better understand the Company’s mining operations in general and specifically its mineral exploration and drilling programs, a description of these programs along with the industry accepted definitions of the confidence level for the anticipated extraction of minerals is provided. The Company’s mining operations generally comprise the following:

•	The search for and location of mineral deposits with mine development potential;

•	The determination of the quantity (tonnage), quality (grade) and continuity of a mineral deposit necessary for its classification as a mineral reserve;

•	The demonstration, through a feasibility study, of the commercial viability of the mineral reserve; and

•	The commencement of mineral production utilizing its existing or newly constructed processing facilities.

Mining Operation Terms and Definitions

The following mining terms and definitions will be of assistance in understanding the present and contemplated mining operations of the Company:

Mineral Deposit

A “mineral deposit” is defined as a concentration of mineralization which may be such as to constitute an ore body. It will have been delineated by appropriate drilling and/or underground sampling to support a mining operation producing sufficient tonnages and average grades of metal(s) to be economically viable. Under SEC accounting rules, a “mineral deposit” does not qualify as a mineral reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other modifying factors is taken into consideration in an economic feasibility.

Mine Development

A “mine development” is defined as the preliminary activities undertaken for the specific purpose of exploiting a “mineral deposit” so as to make the actual ore extraction possible.

 Reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals.

Proven (Measured) Reserves

Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable (Indicated) Reserves

Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Glossary of Technical Terms

Included as Exhibit 99.1 to this registration statement is a Glossary of Technical Terms some of which are defined in the text of this registration statement and some which may not be so defined but which may be found elsewhere in the exhibits of the reports and studies that are included in this registration statement. This Glossary of Technical Terms will provide for both convenience and ease of reference with respect the review and understanding of these reports and studies.

Results of the Company’s Drilling Program

The Company’s drilling program resulted in reserve estimates (as defined above) of the “mineral deposit” or ore envelope as reflected in the table below:

 Mineral Reserves

Lily Mine, being the only operational mine for which technical and economic studies had been completed at the date of reporting, contains a Mineral Reserve for the open pit (proven) and planned underground operations (probable). The pay limits and cut-off grades are calculated according to prevailing operating costs, gold price, recoveries and yields. The Mineral Reserve blocks are estimated using the following information.

Reserve	As at			As at			As at
Category	31 March			31 December			31 December
	2006			2005			2004
	Tons	g/t	Oz	Tons	g/t	Oz	Tons	g/t	Oz
	(000)		(000)	(000)		(000)	(000)		(000)
Proven	160	2.85	13	186	2.82	17	177	3.45	20
Probable	1,250	4.84	195	Nil			Nil
TOTAL	1,410	4.64	208	186	2.82	17	177	3.45	20

Proven Reserves - Open Pit

At Lily Mine, the mineral reserve is estimated from the pit surface as surveyed at the end of December 2005 down to the planned pit base at 510 meters above sea level. It is based on a pay limit of 2.46 g/t Au calculated from operating costs, gold price, US$ exchange rate, recovery and MCF (mine call factor).

Proven Mineral Reserves based on a 1.00 g/t Au cut-off and after dilution have therefore been estimated for Lily Mine open pit and are summarized bench by bench as follows:

EGI LILY MINE
Proven Mineral Reserves
	Ore @ > 1.0g/t			Dilution 10%	Mineral Reserves
Bench	Tons	g/t	Kg	Tons	Tons	g/t	kg	oz
525	42,778	3.07	131	4,278	47,056	2.79	131	4,205
520	45,180	3.03	137	4,518	49,698	2.75	137	4,398
515	43,148	3.16	136	4,315	47,463	2.87	136	4,366
510	38,389	3.16	121	3,839	42,228	2.87	121	3,884
Total	169,496	3.10	525	16,950	186,445	2.82	525	16,870

Probable Reserves – Underground

The Mineral Reserve was derived using weighted triangular section estimation methods on the diamond drill borehole intersection values and covers the area from the expected pit surface at the end of its operational life in December 2006 down to the planned underground 14 Level on 250 meters above sea level. A cut off grade of 3.00 g/t Au has been used for underground mining although the actual calculated pay limit based on cost and gold price estimates is 2.54 g/t Au.

The current underground Mineral Reserve level by level for Lily Mine is given in the Table below. In total 1,253,000 tonnes of ore at an average grade of 4.84 g/t Au are reported.

EGI LILY MINE
Probable Mineral Reserves
Level	Tons	g/t	kg	Oz
0	39,457	9.83	388	12,467
1	44,519	8.94	398	12,790
2	37,703	11.31	427	13,715
3	74,515	9.64	718	23,091
4	55,802	6.08	339	10,909
5	213,048	3.84	818	26,302
6	89,396	4.17	373	11,979
7	87,943	3.49	307	9,867
8	90,833	3.49	317	10,185
9	95,058	3.97	377	12,124
10	47,706	4.07	194	6,250
11	101,283	3.77	382	12,269
12	79,914	3.58	286	9,202
13	116,495	3.75	437	14,060
14	78,867	3.79	299	9,607
Total	1,252,541	4.84	6,060	194,816

Mineralized Material

Mineralized Material tonnages and grades are estimated in place over the true reef widths and include mineralization at zero g/t Au cut-off. It is the policy of EGL to report Mineralized Material as an inventory of all gold mineralization having a reasonable chance of being brought to account given favorable technical and economic conditions. The following table reflects the mineralized material as “in place grade and tonnage”:

Reserve Category	As at 31 March 2006		As at 31 December 2005		As at 31 December 2004
	Tons (000)	g/t	Tons (000)	g/t	Tons (000)	g/t
Mineralized Material	5,260	2.65	5,767	3.06	3,343	3.19

The Company’s Mining Consultant

To assist the Company in its prefeasibility study, we have engaged the international minerals industry consulting firm of Behre Dolbear located in London, United Kingdom to prepare an independent expert report on the Lily Mine’s underground mineral reserve estimates, the underground mining plan, the processing plant design and the relevant cost estimates. More specifically, Behre Dolbear was engaged to and did provide the following services which were necessary for the Company’s prefeasibility study with respect to the Lily Mine:

1.	A due diligence review of the prefeasibility study and preparation of an independent expert report on underground ore reserve and mineral resource estimation.

2.

A review and analysis of an underground mine design and plant and cost estimate; metallurgical plant design and cost estimate; tailings dam design and cost estimate; environmental and community considerations; human resources, health and safety considerations and cash flow calculations.

Anticipated Life of Open Pit Lily Mine Operation

We intend to continue our open pit operations at the Lily Mine until December 2006. Originally this operation was expected to cease in June 2006. Based on the recently completed Company drilling program, the mineral reserves at the open pit have been revised. The Company’s new estimate of 17,000 oz. has allowed us to take production to the end of the current calendar year. When the current open pit operations at Lily Mine terminate, it will be necessary for the Company to raise additional capital of approximately US$3,000,000 to build the first phase of the new underground mine.

Administrative and Operational Offices

EGI currently maintains a U.S. office at 1660 Hotel Circle North, Suite 207, San Diego, CA 92108-2808. The telephone number is (619) 280-8000. This facility is provided to us by our U.S. securities attorney. Further, our operations are conducted from our office at 8 Streak Street, P.O. Box 820, Nelspruit 1200, South Africa. The telephone number is 011 27-13-753-3046.

Employees

EGI currently has 125 employees other than its officers and directors. Management expects to hire staff as necessary, and is in the process of hiring a Technical Manager.

The Gold Market

After the price of gold declined to approximately $250 per ounce in 2001, its price has risen steadily in the last few years and through most of 2005 it was traded in a fairly narrow price range between approximately $410 and $450 per ounce. Its price increased in the third quarter of 2005 and reached the year’s high of $536.50 on December 12, 2005. This trend continued into 2006 and exceeded $700-an-ounce level for the first time in 26 years. As investors diversified their accounts with more gold investments, the price of gold rose 38 percent in 2006 to $709.10 per ounce on May 11, 2006 (January 1, 2006 - $513.00) and 63 percent since the start of 2005 (January 1, 2005 - $435.60). The rise of the gold price in recent years is widely considered to reflect a relative decline of the U.S. dollar to other foreign currencies along with general strength in commodity prices. This recent surge, however, is believed to be due to geopolitical tensions, higher oil prices and inflation. The price of gold tends to rise during times of uncertainty because many investors view it as a hedge against inflation and as a hedge against a weaker dollar. Adding to the demand is the speculation of world central banks who will sell their U.S. dollar reserves and buy gold.

With respect to our competitive position in the gold production industry, our market share is negligible versus that of the major gold producers. Relative market share of similar size competitors is also insignificant. We are a relatively small operator in a fragmented market which is dominated by larger companies with significantly more resources than we currently possess.

Reports to Security Holders

The Company has voluntarily filed this Form 10-SB in order to become a fully reporting company. This filing was undertaken in order to be eligible for an initial listing on the NASD OTC Bulletin Board and a listing when qualified on the NASDAQ Small Cap Market. The Company is presently listed for trading on the “Pink Sheets” market and accordingly it has a limited ability for fund raising. By virtue of being listed on the NASD OTC Bulletin Board, the Company will have greater access to the public markets for fund raising to assist it with its implementation of its business plan.

Upon acceptance and clearance of this registration statement by the SEC, the Company plans to engage a NASD broker-dealer to sponsor the Company’s application for listing on the OTC Bulletin Board. No such broker-dealer has been selected or engaged at this time.

This Registration Statement become automatically effective as of 60 days from the date of filing and consequently, the Company will be required to file annual reports in accordance with the Securities and Exchange Act of 1934.

The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at N.W. 101 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company’s internet address is www.easterngoldfields.com.

Risk Factors

The Company’s operations and its securities are subject to a number of substantial risks, including those described below. If any of these or other risks actually occur, the Company’s business, financial condition and operating results, as well as the trading price or value of its securities could be materially adversely affected. No attempt has been made to rank these risks in the order of their likelihood or potential harm. In addition to those general risks enumerated elsewhere, any purchaser of the Company’s common stock should also consider the following risk factors:

Risks Related to the Company’s Operations

The Company requires additional funding which may not be available. If the Company is unable to obtain necessary financing on acceptable terms, it may have to curtail its current or planned operations.

The Company requires additional funding to implement its business plan. The Company’s current open pit operations at its Lily Mine are anticipated to terminate in December 2006. Additional capital will be required in order to undertake underground mining operations at the Lily Mine. The Company also will require still additional funding to explore its other properties. The Company may seek to obtain such funding for these activities through equity or debt financing, joint ventures or from other sources. There can be no assurances that the Company will be able to raise adequate funds on acceptable terms from these or other sources, which may hinder the Company from continuing or expanding its operations.

Operational hazards and responsibilities could adversely affect our operations

The Company’s operational activities are subject to a number of risks and hazards which include but not limited to the following:

•	Environmental hazards,
•	industrial accidents
•	labor disputes,
•	unusual or unexpected geological or operating conditions,
•	changes in regulatory environment
•	natural phenomena such as severe weather conditions, floods, earthquakes and
•	other hazards

These occurrences could result in damage to, or destruction of, mineral properties or production equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The occurrence of these operational hazards could adversely affect the Company’s mining operations by limiting production or the closure of the mines themselves.

The Company is not insured against any losses or liabilities that could arise from its operations either because insurance is unavailable or because the premium cost is excessive. The payment of such liabilities could have a material adverse effect on the Company’s financial position and, depending on the extent of such liability, could result in the total loss of its assets and operations.

Exploration for gold involves hazards, which could result in the Company’s incurring substantial losses and liabilities to third parties for pollution, accidents and other hazards. The Company has public liability insurance of $1,500,000 but, if the Company incurs uninsured losses or liabilities, the funds available for the implementation of its business plan will be reduced and its assets may be jeopardized. The payment of such liabilities may have a material adverse effect on the Company’s financial position and, depending on the extent of such liability, could result in the total loss of its assets and operations.

The Company’s ability to discover a viable and economic mineral reserve on its properties is subject to numerous factors, most of which are beyond its control and are not predictable. If the Company is unable to discover such reserves, it most likely will not be able to establish a profitable commercial mining operation on these properties.

Exploration for gold is speculative in nature, involves financial risks and is frequently unsuccessful. Few properties that are explored are ultimately developed into commercially producing mines. The Company’s long-term profitability will be, in part, directly related to the cost and success of exploration programs. The Company’s gold exploration programs entail risks relating to the following:

•	location of economic ore bodies,
•	development of appropriate metallurgical process
•	receipt of necessary government approvals, and
•	construction of mining and processing facilities at sites chosen for mining

The commercial viability of a mineral deposit is dependent on a number of factors including the following:

•	the price of gold,
•	exchange rates,
•	the particular attributes of the deposit (i.e. size, grade
and the proximity to infrastructure)
•	financing costs,
•	taxation,
•	royalties,
•	land tenure,
•	land use,
•	water use,
•	availability and cost of power source
•	importing and exporting gold, and
•	Environmental protection

The effect of these factors cannot be accurately predicted and any one of which could adversely affect the Company’s ability to operate.

The Company’s ability to become and remain profitable, should it become profitable, will be dependent on its ability to locate, explore, develop and mine additional properties. There is intense competition for the acquisition of gold properties. If the Company is unable to accomplish this, it most likely will not be able to be profitable on a long-term basis.

Gold properties eventually become depleted or uneconomical to continue mining. As a result, the Company’s long-term success is dependent on its ability to acquire, discover, develop and mine new properties. The acquisition of gold properties and their exploration and development are subject to intense competition. Companies with greater financial resources, larger staffs, more experience and more equipment for exploration and development may be in a better position than the Company to compete for such mineral properties. If the Company is unable to locate, develop and economically mine new properties, it most likely will not be able to be profitable on a long-term basis.

The Company’s property interests are located in South Africa. The risk of doing business in a foreign country could adversely affect its results of operations and financial condition.

The Company faces risks normally associated with any conduct of business in foreign countries, including various levels of political and economic risk. The occurrence of one or more of these events could have a material adverse impact on the Company’s current and future operations which, in turn, could have a material adverse impact on its future cash flows, earnings, results of operations and financial condition. These risks include the following:

•	prevalence of various diseases at the mining sites,
•	security concerns
•	adverse weather such as rainy season
•	labor disputes
•	uncertain or unpredictable political and economic environments,
•	war and civil disturbances,
•	changes in laws or policies,
•	mining policies,
•	monetary policies,
•	unlinking of rates of exchange to world market prices,
•	Environmental regulations,
•	labor relations,
•	return of capital,
•	taxation,
•	delays in obtaining or the inability to obtain necessary governmental permits,
•	governmental seizure of land or mining claims,
•	limitations on ownership,
•	institution of laws requiring repatriation of earnings,
•	increased financial costs,
•	import and export regulations, and
•	establishment of foreign exchange regulations.

Any such changes may affect the Company’s current mining operations and ability to undertake exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to explore and eventually develop and operate those properties in which it has an interest or in respect of which it has obtained exploration rights to date. Certain changes could result in the confiscation of property by nationalization or expropriation without fair compensation.

There are uncertainties as to title matters in the mining industry. Any defects in such title may cause the Company to forfeit its rights in mineral properties and could jeopardize its business operations.

There are uncertainties as to title matters in the mining industry. If the title to or the Company’s rights of ownership in its properties, prospects and/or claims are challenged or impugned by third parties, or the properties, prospects and/or claims in which it has an interest are subject to prior transfers or claims, such title defects could cause the Company to loose its rights in such properties. If the Company looses its rights in and to any of its mineral properties, its business operations could be jeopardized.

The Company’s current and planned operations require permits and licenses from various governmental authorities. If the Company is unable to obtain and maintain such requisite permits, licenses and approvals, its business operations and ability to become profitable may be adversely affected.

The Company’s current and planned operations require permits and licenses from various governmental authorities. Such permits and licenses are subject to change in regulations and in various operating circumstances. The Company cannot assure that it will be able to obtain or maintain in force all necessary permits and licenses that may be required to conduct exploration or commence construction or operation of mining facilities at properties to be explored or to maintain continued operations at economically justifiable costs. Further, certain of the Company’s mineral rights and interests are subject to government approvals. In all such cases such approvals are, as a practical matter, subject to the discretion of the South African government or governmental officials. No assurance can be given that the Company will be successful in obtaining any or all of such approvals. The Company’s inability to obtain and maintain the requisite permits, licenses and approvals could materially and adversely affect its operations and ability to become profitable.

Gold prices can fluctuate on a material and frequent basis due to numerous factors beyond the Company’s control. The Company’s ability to generate profits from operations could be materially and adversely affected by such fluctuating prices.

The profitability of the Company’s current and future gold mining operations are significantly affected by changes in the market price of gold. Between January 1, 2005 and December 31, 2005, the “fixed price” for gold on the London Exchange has fluctuated between $435.60 and $513.00 per ounce. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control, including:

•	level of interest rates,
•	rate of inflation,
•	central bank sales, and
•	world supply of gold

Each of these factors can cause significant fluctuations in gold prices. Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.   The price of gold has historically fluctuated widely and, depending on the price of gold, revenues from mining operations may not be sufficient to offset the costs of such operations.

Gold is sold in South Africa in South African Rands. If applicable currency exchange rates fluctuate the Company’s revenues and results of operations may be materially and adversely affected.

The Company exclusively sells its gold to The Rand Refinery Ltd. which is a South African corporation and the world’s largest gold refinery. Such sales are paid for with South African Rands. The Company also incurs a significant amount of its expenses which are payable in South African Rands. As a result of the required utilization of the South African Rand, the Company’s financial performance is affected by fluctuations in the value of the South African Rand to the U.S. dollar. At the present time, the Company has no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Dependence upon Key Executives and Employees

The Company’s success depends to a great extent upon the continued successful performance of key executives and employees in general and specifically Mr. Michael McChesney. Mr. McChesney is presently employed by the Company as its President and Chief Executive Officer. Mr. McChesney also serves as one of the Company’s directors. If Mr. McChesney and certain other present key executives and employees are unable to perform their duties for any reason, the Company’s ability to operate in South Africa will be materially adversely effected. The Company does not have a key man life insurance policy on the life of Mr. McChesney or any other key executives and employees.

Risks Related to the Ownership of the Company’s Stock

There is a limited market for the Company’s common stock. If a substantial and sustained market for the Company’s common stock does not develop, the Company’s stockholders may have difficulty selling, or be unable to sell, their shares.

The Company’s common stock is presently traded in the over-the-counter market and is quoted on the “Pink Sheets”. There is only a limited market for the Company’s common stock and there can be no assurance that this market will be maintained or broadened. If a substantial and sustained market for the Company’s common stock does not develop, the Company’s stockholders may have difficulty selling, or be unable to sell, their shares.

The Company has filed this registration statement to register its common stock under the Securities Exchange Act of 1934 in order to meet the current requirements for quotation on the OTC Bulletin Board. The Company’s stock can be quoted on the OTC Bulletin Board if, and only if:

•	the Securities and Exchange Commission has no further substantive comments on the Company’s registration statement, and
•	a broker-dealer files a form 211 with the NASD to permit the Company’s common stock to be quoted on the OTC Bulletin Board and the broker is granted the right to quote the Company’s stock.

Substantial sales of the Company’s common stock could cause stock price to fall.

As of May 31, 2006, the Company had outstanding 8,456,247 shares of common stock of which approximately 3,366,247 shares are considered “restricted securities” as that term is defined under Rule 144 promulgated under the Securities Act of 1933. These restricted shares are eligible for sale under Rule 144 at various times and none of which are currently eligible for sale under Rule 144. No prediction can be made as to the effect, if any, that the sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of the Company’s common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair the Company’s ability to raise capital through the sale of its equity securities.

The Company has a significant number of shares authorized but unissued. These shares may be issued without stockholder approval. Significant issuances of stock would further dilute the percentage ownership of the Company’s current stockholders and could likely have an adverse impact on the market price of the common stock.

As of May 31, 2006, the Company has an aggregate of 16,543,753 shares of Common Stock authorized, but unissued and not reserved for issuance for any specific purposes. All of such shares of common stock may be issued without any action or approval by the Company’s stockholders. Any such shares issued would further dilute the percentage ownership of the Company’s current stockholders and would likely have an adverse impact on the market price of the common stock.

The Company does not intend to pay dividends in the near future.

The Company’s board of directors determines whether to pay dividends on the Company’s issued and outstanding shares. The declaration of dividends will depend upon the Company’s future earnings, its capital requirements, its financial condition and other relevant factors. The Company’s board does not intend to declare any dividends on the Company’s shares for the foreseeable future. The Company anticipates that it will retain any earnings to finance the growth of its business and for general corporate purposes.

Possible classification of the Company’s securities as a “Penny Stock”.

By virtue of Rule 3a51-1 of the Securities Exchange Act of 1934 (the “Act”), if the Company’s common stock has a price of less than $5.00 per share, it will be considered a “penny stock”. The prerequisites required by broker-dealers engaging in transactions involving “penny stocks” have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser’s written consent prior to the transaction.

Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and the monthly account statements showing the market value of each penny stock held in the customer’s account.

Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Company’s common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

However, regardless of the price of the Company’s stock, in the event the Company has net tangible assets in excess of $2,000,000 and if the Company has been in continuous operation for at least three (3) years, or $5,000,000, if the Company has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Company’s common stock from being classified as a penny stock.

Item 2.	Management’s Discussion Analysis or Plan of Operation

Overview

The Company commenced its open pit production activities in October 2005 with the change in the control of the Company and the acquisition of EGL. Based on the recently completed drilling program and the recent upward trend in world gold prices, the Company’s reserve estimates have been revised to reflect a mineral deposit of 208,000 oz. Still further, the Company was also able to revise its mineral reserves estimates of the open pit to 17,000 oz. As noted earlier, this new mineral reserves estimate has permitted the Company to continue this open pit operation to the end of the current calendar year. Originally this operation was anticipated to cease in June 2006.

The existing open pit, under the previous organization, has been in operation since 2000. Despite fluctuations in the amount of ore tons that were able to be treated on a monthly basis since that date, production has been at an average monthly rate of some 12,000 tons and the mine was operationally profitable. The following table lists those periods wherein the Company achieved either operational profitability or operational losses:

Operating Profit/(loss)
Period of Operation
2000/01 (9 months)	$338,087
2001/02	$647,117
2002/03	$1,049,173
2003/04	($541,559)
2004 (9 months)	($743,916)
2005	$420,522
2006 (3 months)	$470,016

The tons milled and the gold produced during this period were as follows:

Period		Ore Milled	Gold Produced		Average Grade Produced
Year	Mths	T	kg	oz	g/t	oz/t
2000/01	12	120,000	240	7,700	1.99	0.062
2001/02	12	154,000	309	9,900	2.00	0.063
2002/03	12	153,000	343	11,000	2.36	0.074
2003/04	12	131,000	241	7,700	1.84	0.057
2004	9	116,000	230	7,400	1.98	0.062
2005	12	168,000	398	12,800	2.37	0.074
2006	3	41,000	101	3,200	2.46	0.077
		883,000	1,862	59,700

(1)	Prior to March 31, 2004, 12-month accounting periods were from April 1 to March 31. The accounting period was subsequently changed to January 1 to December 31

(2)	2005 represents the first year of the accounting period or fiscal year based on a calendar year.

Based on these revised open pit reserves, the Company estimates a total twelve month production yield of 13,600 oz. in 2006 from the new estimate of 17,000 oz. For the first 3 months operation in 2006, the Company realized an actual production of a total of 3,200 oz which realized a gross revenue of $1,712,880 for an average gold price of $556 per ounce. In the event the Company sustains the current production levels and the price of gold remains above $500 per ounce, the Company will be able to meet its ongoing operational financial requirements for the remainder of 2006. Thereafter, the Company will require working capital financing as more specifically described below in order to meet the requirements of its business plan.

The Company’s current open pit operations at the Lily Mine are presently expected to cease at the end of the current calendar year. However, as a result of the Company’s recent prefeasibility study, and subject to obtaining additional sufficient capital, the Company plans to undertake an underground mining operation. Furthermore, the Company also plans to undertake exploration work at its other properties described herein.

Accordingly, it would not be meaningful to compare the Company’s current financial information with the projected 2007 accounting periods.

The goal of the Company’s prefeasibility study is to determine the most appropriate mining and milling extraction methods and rates, the product recoveries, environmental and permitting issues, and preliminary capital and operating cost estimates. The Company’s anticipated exploration work, on the other hand, will be essentially a research and development activity. Therefore, the Company’s future business focus will depend upon the results obtained from these studies and its future plans may materially change.

The Company’s plan of operations in summary fashion for the next twelve months is to continue open pit operations until the end of this current calendar year, to commence underground mining operations at the Lily Mine in 2007 and to commence initial exploration programs on the Company’s other mineral properties.

Requirement for Additional Capital

In order to implement the Company’s business plan for the next 12 month period, a total additional capital of $5,000,000 will be required and as more specifically described below:

1	Phase II Financing of $2,000,000: To provide additional drilling at the Lily Mine and to commence the exploration program on the other mineral properties.
2

Phase III Financing of $3,000,000: To build the initial phase of the underground mine based on the recommendations by Behre Dolbear. In the event that the mine conforms to the forecasts in the prefeasibility study consideration will be given to building a new processing plant at the Lily Mine site in 2008. Profits from the Lily Mine should be adequate to fund the building of this plant, however, should these be insufficient additional funds will have to be raised for this purpose.

The Company will be unable to proceed with its planned underground operations, its exploration programs, or meet its administrative expense requirements, without obtaining the financing described above. The Company is currently conducting a “best-efforts” private placement offering of its securities in order to obtain a total of $2,000,000 for the first stage of the implementation of its business plan. If this financing effort is not successful, the Company will be unable to initiate the planned underground mining operations and exploration programs.

In the event the Company is unable to obtain this $2,000,000 financing via the sale of its common stock, it will necessarily seek to obtain short-term loans from its directors and/or principal shareholders. At this time, the Company cannot provide assurances that it will be able to raise sufficient funding from the sale of its common stock or through loans from its directors or principal shareholders to meet its obligations for the next twelve months. The Company does not have any arrangements at this time for other future equity financing. If the Company is unable to raise sufficient additional funding through equity financing and/or loans, it will next attempt to obtain joint venture partners on a project by project basis to help reduce the required capital costs required for each project. Any such joint venture arrangement would correspondingly reduce the Company’s portion of any revenues that may result if any of its properties are successfully developed.

Results and Conclusions of Company Prefeasibility Study for the Lily Mine

Upon completion of the Company prefeasibility study for the underground operation of the Lily Mine, the Company has obtained the following results and reached the following conclusions:

•

The Life of Mine plan (the estimated economically feasible life of the mine) indicated approximately 1.25 million tons of ore can be milled with a resulting yield of 3.92 grams per ton with an anticipated recovery of approximately 160,000 oz of gold over an 8 year period.

•

The grade distribution of the ore body further indicates that production in the first 2 years can be anticipated to be 30,000 oz per annum and thereafter decreasing to 18,000 oz per annum for the last 6 years of the life of the mine. As a result, the mine can be anticipated to be reasonably profitable for the first two years of operations while yielding only marginal profitability in the later years.

•	The required capital expenditure to undertake underground mining operations was estimated at $9,000,000 of which $6,000,000 is anticipated to be funded from internal cash flow.

Planned Exploration Program on Other Company Properties

With respect to the other Company properties identified in “Item 3. Description of Properties” as the Lily Mine Area, the Sheba Hills Area, the Centurion Area and the Worcester Mine Area, the following will be required as part of these planned exploration programs:

•

Additional drilling programs must be undertaken in order to hopefully increase the current mineral reserves of the Company in excess of the presently identified 208,000 oz and to identify, if possible, additional high grade ore for inclusion in the Company’s mineral reserves.

•

The investigation of such various mining procedures so as to lower the operating costs and cut off grade so as to permit the classification and inclusion of presently large low grade mineral resources into the Company’s mineral reserves.

The Company is embarking on extensive exploration programs over all of these claim areas. These programs have been carefully structured taking into account information gathered from all previous exploration endeavors by numerous individuals and companies over the last 50 years.

The planned exploration areas have been divided into four geographic and structural domains and within each of these areas all previous data has been analyzed, collated and captured via a desk top study. This study has allowed every area to be divided according to the level of information available and mineralized anomalies identified. The style, detail and focus of the exploration programs can be customized to suit the exploration status of each area. The following table summarizes in phases the planned target areas, scope of exploration and timing of each region and location:

Scope of Work includes:
= Detail geochemistry soil sampling and analysis as per Table
= Ground magnetics survey and analysis over areas delineated in Table
= Structural and lithological mapping and interpretation

Time	Region	Sheet	Prospect	Location	Strike	Width	Line	Sample	No	Total	No
Frame		Ref	No				Spacing	Spacing	Line	Line	Samples
		(NP)			m	m	m	m		m
	PHASE 1
Jan 06 - Oct 06	General			All areas	Desk top Study + Data Capture				To be done by EGL personnel
Sep 06 - Oct 06	Louws Creek	8	18	Lily East	1,200	350	50	20	24	8,400	420
6-Aug	Louws Creek	8	18	Lily East	RC drilling programme - Capex MAK3-06

Oct 06 - Nov 06	PHASE 2
	Louws Creek	8	19	Lily Mine	DD drilling programme - Capex MAK2-06
	Jamestown	3	6	Worcestor Mine	DD drilling programme - Capex EGL1-06
	Jamestown	3	8	Bonnie Dundee	1,500	400	100	20	15	6,000	300
	Louws Creek	7	15	Crystal Stream North	3,500	600	100	20	35	21,000	1,050
	Louws Creek	8	17	Lily West	1,000	300	100	20	10	3,000	150
Dec 06 - Jan 07	PHASE 3								0	0	0
	Jamestown	3	7	Worcestor North	1,500	500	100	20	15	7,500	375
	Sheba Hills	3	13	Monty's Mine	1,500	500	100	20	15	7,500	375
	Sheba Hills	6	14	Golden Mamba	2,000	500	100	20	20	10,000	500
	Louws Creek	7	16	Crystal Stream South	3,500	600	100	20	35	21,000	1,050
					TOTAL				169	84,400	4,220

Prospect No : refers to internal EGL exploration strategy outline.

The time schedules and a summary of the specific exploration program phases are as follows:

Phase 1 – January 2006 to October 2006: This entails completing the desk top study. All available exploration data covering all exploration claim areas will be analyzed, collated and captured on computer. This process will continue as the programs unfold.

Phase 2 – September 2006 to October 2006: The exploration programs include the following:

•

Regional Programs: Detailed soil geochemical sampling, ground magnetic surveys and surface geological (lithology and structure) mapping over 7 selected target areas within the Louws Creek, Sheba Hills and Jamestown areas of the EGL properties.

•	Diamond Drilling Programs: Two areas of known mineralization potential will be immediately drilled for reserve delineation and geological analysis. These are:

¤

Lily Mine – A total of 19 holes (5,370 meters) will be drilled to intersect the south dipping mineralized zone below the present Lily open pit operation and below the previous drilling programs. Each hole will include a non-directional wedge to achieve an additional intersection for sampling and analysis. The holes are planned to intersect below and infill existing drilling intersections to improve the confidence of present probable reserves.

¤

Worcester Mine – A total of 9 holes (3,040 meters) will be drilled to intersect the westerly dipping mineralized zone. Each hole will include a non-directional wedge to achieve an additional intersection for sampling and analysis.

The drilling expectations are three fold:

¤	To increase the depth extent of the probable reserves and at the same time up-grade mineralized material to reserves respectively.

¤	To "drill-out" the gold mineralization along strike, and in addition, test the potential development of a new wide high grade shoots adjacent to existing high grade ore zone previously mined.

¤	To gather additional geotechnical and lithological information to support or enable the compilation of feasibility studies for underground mine planning.

Phase 3 – 2007 to 2008: The following table summarizes the wider regional exploration programs presently planned to be completed within the next two years:

Region	Sheet	Location	Strike	Width	Line	Sample	No	Total	No
					Spacing	Spacing	Line	Line	Samples
			m	m	m	m		m
Jamestown	2	Numerous small old workings	10,000	2,000	400	50	25	50,000	1,000
		Additional - 4 sites	2,500	400	200	20	13	5,000	250
	3	Many targets					0	0	0
		Hercules	1,500	400	200	20	8	3,000	150
		Bonny Dundee	1,500	400	200	20	8	3,000	150
		Worcestor plus extension	2,500	400	200	20	13	5,000	250
		Lancaster	4,500	400	200	20	23	9,000	450
	4	No specific target	8,000	4,000	400	50	20	80,000	1,600
	5	Albion					0	0	0
Sheba Hills	6	Sheba fault	5,000	500	200	20	25	12,500	625
	(7)	Golden Mamba	2,000	1,000	200	20	10	10,000	500
		Bonanza	2,000	1,000	200	20	10	10,000	500
		Extra North Zone	1,500	500	200	20	8	3,750	187.5
Lily	7	Lily west and extension	4,500	500	100	20	45	22,500	1,125
	(8)	Southern Line	3,000	400	100	20	30	12,000	600

TOTAL							238	225,750	7,387.5

Program Exploration Costs

The desk top study is being undertaken by current Company staff members.

The following are the estimated costs to undertake the various drilling programs:

•	Regional Exploration Programs: These programs have been submitted for bid to a qualified contractor. Cost estimates received to date for completion of these programs are approximately $185,000.

•	Drilling Programs: Cost estimates for the these drilling programs are as follows:

¤	Lily Mine deep hole diamond drilling : $700,000
¤	Lily Mine reverse circulation drilling $50,000
¤	Worcester Mine diamond drilling: $550,000

The cost estimates for the wider regional exploration programs are yet to be determined.

Results of Operations for the Years Ended December 31, 2005 and 2004

A summary of the Company’s operations, which arise only from work at its Lily Mine, for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Ore Tons Milled	168,000	142,211
Yield - grams per ton	2.37	1.94
Gold Produced – oz	12,800	8,866
Gold price - $/oz	$449	$411

Total Income*	$5,871	$3,583
Cost of Production*	$5,933	$5,037
Operating (Loss)*	($62)	($1,454)
Operating Expenses*	$1,594	$633
Net (Loss)*	($1,656)	($2,087)

* Expressed in Thousands

During the period from the end of our open pit operations (December 2006) until we extend our operations (March 2007), we do not anticipate any operating income. Furthermore, we do not anticipate realizing revenues from our exploration activities. We can provide no assurance that we will discover economic mineralization levels of gold, or if such deposits are discovered, that we will be able to enter into commercial production.

Comparative Results of the Last Two Fiscal Years

Revenues: For the 2005 fiscal year covering twelve months of commercial production from January 1, 2005 to December 31, 2005, the Company recorded revenues of approximately $5,900,000 from sales of gold versus revenue of approximately $3,600,000 for 2004, which amounted to an increase of approximately 64%. The factors affecting this increase in revenue were as follows:

•

Maintenance of production at a high level with plant being operated at near full capacity throughout the year, despite a bench slope failure which consisted of a weakening of small localized joints, fractures or shear zones during mining operations due to exposure or vibration which caused portions of the rock wall to collapse at the end of December 2004 and consequently a lower than expected production in January 2005. As a result of this positive factor, a total of 168,000 ore tons were milled in 2005 versus a total of 142,211 ore tons milled in 2004 which amounted to an increase of approximately 18%.

•	Yield obtained from ore tons milled was much higher in 2005 at 2.37 grams of gold per ton versus 1.94 grams per ton for 2004 which amounted to an increase of approximately 22%.

As a result, gold production in 2005 was 12,800 oz versus 8,866 oz for 2004, which amounted to an increase of approximately 44%. Furthermore, the increase in 2005 revenue was also positively affected by an increase in the US Dollar gold price which averaged $449 per oz of gold versus $411 per oz of gold for 2004; an increase of approximately 9%.

Production: In comparison to the positive results obtained in fiscal 2005, fiscal 2004 experienced difficulties which were primarily as follows:

•

At the beginning of fiscal 2004 there was a transition from mining relatively soft oxide ore to hard sulphide ore. While some of the aspects relating to this transition had been anticipated, the mining schedule and cost profile was significantly disrupted to accommodate this hard material.

•	Anticipated grades near the old workings did not materialize.

•

Capacity of the Makonjwaan plant where the Lily ore is processed was increased as this was necessary to process the hard sulphide ore. However, the increased production expected from this plant upgrade did not materialize until after the end of the first quarter due to normal start up problems.

As a result of the above, there was a major decrease in actual 2004 gold production as compared to anticipated production.

Stockpiles: The Company’s stockpiles resulted from ore extraction at the Lily Mine site. These stockpiles contained sufficient concentrations of gold so as to merit processing at the processing plant. No distinction has been made as to the source of such stockpiles (i.e. proven or probable reserves). Historically, ongoing stockpiles are processed within approximately one month. These stockpiles are replenished and replaced on an ongoing basis. The Company does not capitalize the costs associated with its inventory on its balance sheet and accordingly there are no inventory write-downs.

Cost of Production: The Company’s cost of production in 2005 was approximately $463 per oz of gold produced. In 2004, however, the Company’s cost of production was $444 per oz of gold produced after allowing for approximately $1,100,000 of write-offs of certain mining costs associated with the extension of the life of the Company’s operating open pit mine.

Operating Expenses for 2005:    The Company’s operating expenses increased by approximately $1,000,000 to $1,600,000 Million, including interest expense, mainly due to the following factors:

•	An increase of approximately $250,000 in management fees paid to Cheston Minerals (Pty) Ltd.

•	An expense recognition of $208,000 for 2005 versus no expense in 2004 relating to stock based employee compensation.

•	An increase of approximately $220,000 in legal and accounting expenses incurred during the last quarter of 2005 relating to the restructuring of the Company.

•	An increase of approximately $40,000 in interest expense incurred during the last quarter of 2005 also relating to the restructuring of the Company.

Deferred Stripping Cost: Our deferred stripping cost policy related to the Lily open pit mine which is owned and operated by MIMCO. Upon MIMCO’s acquisition by EGL, the Company incurred an impairment of deferred stripping costs of $1,131,442 relating to the deferred stripping costs. Capitalization of deferred stripping costs was not applied in fiscal 2005 as the life of the Lily open pit operations were expected to terminate by December 31, 2005. The following are the results from this accounting policy:

•	Waste ore strip ratios were 6.6:1 and 10:1 for financial years December 31, 2005 and December 31, 2004, respectively.

•

Yield obtained from ore tons milled was much higher in 2005 at 2.37 grams of gold per ton versus 1.94 grams per ton for 2004. As a result, gold production in 2005 amounted to 12,800 oz as against 8,866 oz. in 2004.

•	The stripping ratio is significantly lower in 2005 as a direct result of mining higher ore grade in 2005 versus than in 2004.

•

The life of mine waste-to-ore ratio was estimated at 7.4 for the years ended December 31, 2005 and 2004, which ratio is not significantly different from the actual waste-to-ore ratio of 6.6 in December 31, 2005.

•	The deferred stripping accounting had no effect to the reported ore grade extracted.

Restructuring: At the end of September 2005, a major restructuring of the organization of the Company took place. As a consequence of this restructuring, the following major changes were implemented:

•	$2,750,000 was raised by means of a private placement offering to meet the Company’s required drilling costs and loan payments.

•

$3,900,000 of the approximately $4,400,000 due to a shareholder at December 31, 2004 was converted into capital stock and the remaining balance of $500,000 was paid together with accrued interest thereon of $40,000.

•

In order to satisfy the current South African mining legislation promulgated under the “Mineral and Petroleum Resources Development Act 2004 (“MPRDA”), the Company subsidiary, EGL, sold 26% of its ordinary stock to Lomshiyo Investments (Proprietary) Limited (“Lomshiyo”) for a consideration of $1,556,775. Lomshiyo is a South African corporation whose majority shareholders are historically disadvantaged persons.

Prospects for the Future

The Company is pursuing a strategy of growth in its mineral reserves through optimization of its current operations, exploration and additional selective acquisitions. Further, the Company believes that it has the personnel and properties necessary to successfully make the transition from its current production status as a small mining company to a “junior resource company”.

The Company holds mineral claims covering 14,000 hectares (approximately 34,600 acres) in the Barberton Greenstone Belt, which has been an active mining district for more than 100 years, yet is still largely under explored. The Company’s producing mine, the Lily Mine, has been operating since 2000 as an open pit with production of about 15,000 ounces of gold annually. Production, however, from the Lily Mine open pit operation is presently anticipated to terminate in December 2006.

Accordingly, the Company has planned to expand the life of the operations at the Lily Mine area by commencing underground operations in 2007. In September 2005, the Company was able to raise $2,750,000 via a Phase I private placement offering which was primarily utilized to conduct a drilling program which did confirm and enhance the results of earlier preliminary studies with respect to the Company’s reserves located at the Lily Mine area. The results of this drilling program were incorporated in a prefeasibility study prepared by the Company to assess its future development. The international mining consultant firm of Behre Dolbear was engaged by the Company to provide an independent expert opinion on the prefeasibility study.

In line with this prefeasibility study and the recommendations of its consultants, the Company's objective for the Lily Mine therefore is to raise sufficient funds to carry out the recommended additional drilling program which will be completed in 2006 and to build the new underground mine in 2007. This revised plan does not include the building of a new processing plant in 2007 but assumes that this will be built in 2008 and to become operational in 2009. Prior to this planned new processing plant becoming operational, underground ore will be transported to the Makonjwaan processing plant where it will be treated in the same way as in the last 6 years of operations at the Lily Mine. The funding required to complete the drilling work at the Lily Mine and other regional exploration, as well as establishing the new underground mine is estimated at $5,000,000. The Company plans to raise these required funds in two stages. A total of $2,000,000 is planned to be raised no later than October 2006 and the remaining $3,000,000 is planned to be raised in the first quarter of 2007.

Key Variables and Other Factors Affecting the Company’s Performance

The following are the key variables and other factors which can affect the Company’s operating performance:

Price of Gold: The Company believes that the rise in price of gold in recent years has stabilized and has based its prefeasibility study on an average price of gold of $570 per oz for the foreseeable future. Accordingly, an increase in the price of gold over this estimated price will affect the Company’s performance positively, whereas a decrease in the price of gold will have a negative effect.

South African Rand vs. US Dollar: As the Company’s operations are located in South Africa, the Company’s major costs and expenses are payable in South African Rands whereas its revenues are US Dollar based. For the purposes of its prefeasibility study, the Company assumed a currency exchange rate of 6.00 South African Rands to 1 US Dollar for the foreseeable future. Accordingly, a weakening in the exchange rate of the South African Rand to the US Dollar will affect the Company’s performance positively, whereas a strengthening in the exchange rate of the South African Rand to the US Dollar will have a negative effect.

Cost of Production: Production costs are an important parameter in determining the quality of the Company’s operations and these are a mix of both grade and operating costs. Generally, open pit operations tend to be of lower ore grade than that of underground mines. Accordingly, whereas the Company’s open pit at its Lily Mine resulted in an annual average grade of approximately 2.65 grams per ton, the underground operation is anticipated to result in approximately 8 grams per ton during the first 3 years of operations commencing March 2007. The basis for this anticipated yield is that the planned initial stages of underground mining appears to bring about an intersection of a previously delineated high grade mineralized zone which is unattainable from the present open pit mining operations due to the uneconomically high stripping ratio required. The reserves estimated for extraction in the first three years of underground mining include this portion of high grade mineralized material. Designation as reserves is anticipated due to the existence of closely spaced (25 meter spacing) diamond drilling. The Company’s projected operating costs (salaries, wages, processing costs, administration and security) are based on a high level of confidence from its past operations. Other costs relating to underground mining operations and associated engineering costs have been conservatively estimated by suppliers of mining equipment. Accordingly, a major variation in both the grade and operating costs may affect the performance of the Company.

Financing: It will be necessary for the Company to be able to raise additional sufficient financing to implement its business plan. However, if the Company is unable to raise such required funds, our business plan will need to be revised to reflect this lack of funding.

Trends, Events or Uncertainty Impacting Operations

•

The Company requires additional funding which may not be obtainable. If the Company is unable to obtain necessary financing on acceptable terms, it may be required to curtail its current or planned operations.

•

Gold prices can fluctuate on a material and frequent basis due to numerous factors beyond the Company’s control. The Company’s ability to generate profits from its operations could be materially and adversely affected by such fluctuating prices.

Liquidity

The Company’s current operations provide sufficient revenues to meet its operational commitments. However, the Company’s future plans for underground mining and further exploration on its other properties will require the Company to raise additional funds of $5,000,000. Should the Company be successful in raising this additional funding, its projected revenue is anticipated to be sufficient so as to enable the Company to achieve profitability during the operating life of the Lily Mine.

Capital Expenditure and Sources

The Company has carried out a sufficiently detailed sourcing exercise for availability and price for the capital expenditure it will have to incur prior to commencing underground mining operations in 2007 and thereafter. In that the Company operates in South Africa, machinery and equipment required for its operations are readily available locally.

Cause for Material Change from Period to Period

The Company believes that the most important factor which may cause a material change from one period to another is the price of gold.

Results for the Six Months Ended June 30, 2006

During the first six months of 2006, the Company continued its open pit mining operations at its Lily Mine and recorded revenues of $4,017,638 from sales of gold which represented an on target production and sale of 7,181 oz of gold. A total of 87,599 tons of ore were milled against target of 90,000 tons.

The cost of production to revenues for 3 months to June 30, 2006 and 6 months to June 30, 2006 were 55% and 67%, respectively. The lower percentage for the 3 months to June 30, 2006 reflected the further increase in the sale price of gold during the second quarter. The respective numbers for 2005 were 95% and 111%. The Company’s production and operating costs remained consistent with its original estimates.

A major event during this period was the completion of the Company’s drilling program in March 2006 at its Lily Mine which had commenced in December 2005. This drilling program led to the Company’s completion of its prefeasibility study and consolidated its reserves.

Item 3.	Description of Property

The properties of the Company are in the form of the right to extract the minerals from such properties (the “mineral rights” or “claims”). The South African Mineral Act 50 of 1991 defines “claims” as “mineral rights held in the name of the claim holder”. Under South African Law, a “Mining Title” refers to a claim license which is assigned a license number. A summary of the Company’s “Mining Titles” and individual “Mining Claims” are listed in Exhibit 6.7 of this registration statement.

The Company’s properties or mineral rights are all located in the Barberton Greenstone Belt area of the Mpumalanga Province in South Africa. Unless otherwise indicated in the more detailed description of the Company’s properties, all such properties have adequate access to support the Company’s mining operations. The required source of power utilized or to be utilized with respect to each of the Company’s properties is presently available from the national South African power company. These properties are owned by the Company’s subsidiary corporations; they comprise an area of approximately 30km x 20km and are summarized as follows:

Company	Mining Title Claims
	No. of Claims	Area (acres)
Eastern Goldfields Limited	14,518	21,337
Eastern Goldfields Exploration (Pty) Ltd.	6,772	9,953
Centrurion Mining Company (Pty) Ltd.	1,367	2,009
Makonjwaan Imperial Mining Company (Pty) Ltd.	1,040	1,529
Total	23,697	34,828

In addition, the above subsidiary companies have 282 acres of surface rights and 67 acres of dump permits on above properties.

Because of these properties’ proximity to proven geological structures favorable for the concentration of mineralization, the Company believes that certain of these properties may contain feasible mineralization which will be determined via the earlier described exploration programs. The following are descriptions of these various properties:

South African Mining Legislation

On May 1, 2004, the South African “Mineral and Petroleum Resources Development Act 28” of 2002 (MPRDA) came into effect. In accordance with Schedule II, “Transitional Arrangements, Continuation of Old Order Mining Right”,

(1)

Any old order mining right in force immediately before the MPRDA took effect continues in force for a period not exceeding five years from the date on which the MPRDA took effect, subject to the terms and conditions under which it was granted or issued.

(2)	A holder of an old order mining right must lodge the right for conversion within the 5 year period referred to in (1) at the office of the Regional Manager together with:

(a)	the prescribed particulars of the holder;

(b)	a sketch plan or diagram depicting the mining area for which the conversion is required, which area may not be larger than the area for which he or she holds the old order mining right;

(c)	the name of the mineral or group of minerals for which he or she holds the old order mining right;

(d)

an affidavit verifying that the holder is conducting mining operations on the area of the land to which the conversion relates and setting out the periods for which such mining operations will be conducted;

(e)

a statement setting out the period for which the mining right is required substantiated by a mining work program which, in the case of Lily, will contain the results of and decisions pertaining to the Prefeasibility study;

(f)	a prescribed social and labor plan;

(g)	information as to whether or not the old order mining right is encumbered by any mortgage bond or other right registered at the Deeds Office or Mining Titles Office;

(h)	a statement setting out the terms and conditions which apply to the old order mining right;

(i)	the original title deed in respect of the land to which the old order mining right relates.

(j)	the original old order right and the approved environmental management program and

(k)	an undertaking that, and the manner in which, the holder will give effect to 2(d) and 2(f).

(3)	The Minister must convert the old order mining right into a new order mining right if the holder of the old order mining right;

(a)	complies with the requirements of (2);

(b)	has conducted mining operations in respect of the right in question;

(c)	indicates that he or she will continue to conduct such mining operations upon the conversion of such right;

(d)	has an approved environmental management program; and

(e)	has paid the prescribed conversion fee.

(4)	If the holder fails to lodge the old order mining right for conversion before the expiry of the period referred to in (1), the old order mining right ceases to exist.

Surface Rights and Servitudes

There are two servitudes the equivalent of easements that allow use of the land belonging to other parties in the area. These are the canal immediately east of the mine (Low’s Creek Irrigation Board) and the power line to the South of the mine (Eskom – the national power company).

Water Rights

The Company has a right to draw 600m3 of water from the Shiyalongubu River. When the National Water Act No.36 of 1998 came into effect, the Company had to re-register all water uses. This was done and an application to have an additional extraction point out of the canal at the Lily Mine was applied for. This was approved and permission was obtained from the Low’s Creek Irrigation Board to abstract water from their canal. Whilst the registration of the water right has been approved, the Company is still waiting for the license from the Department of Water Affairs to be granted.

Lily Mine Area

The Lily mine and its surrounding properties are owned by the Company’s subsidiary corporation, Makonjwaan Imperial Mining Company (MIMCO), and are located in the eastern area of these properties. Located adjacent to a major geological structure known as the Lily fault, this mine has displayed significant gold mineralization over a strike length of 500 meters and a depth of at least to the same extent. The ore body is wide in places (plus 15 meters) and is known to have a number of concentrations with visible gold.

The extensions along the initial mineralization have not been fully explored and there exists the possibility of satellite deposits in the immediate vicinity of the Lily mine. The property’s ore is pyrrhotite hosted and is not refractory which allows for standard processing techniques and relatively high percentage metal recoveries. The infrastructure in and about the mine is excellent as evidenced by a good road system, nearby electrical power grid and adequate water supplies. The local community has a direct interest in the mine through the recently completed Black Economic Empowerment (“BEE”) ownership and has expressed its support for further development.

A number of other ore bodies are also owned by the Company’s subsidiaries in the vicinity of the Lily mine, which include the Makonjwaan Mine and the Imperial Mine, both of which have limited potential. A low budget prospecting program has been planned by the Company for these deposits during the next five years; however, this is not realistically expected to yield a discovery of a significant ore body.

The Lily Mine and infrastructure are situated on land owned by the state. The Company is required to negotiate with the landowner for the surface use of any of this land, even though it is within the boundaries of the mining title.

Application for the use of the area being used for dumping, offices, etc. was submitted to the Department of Land Affairs (since this is state land) in January 2003. A separate request was submitted to Chief Dlamini Kuseni (representing the Lomshiyo Tribal Authority) for the use of the land for the explosive magazine as this was situated on land owned by the Lomshiyo Trust.

After numerous meetings and site visits, the Company was informed by the Department of Land Affairs that they had no objection to the Company using the ground and that the Lomshiyo Tribal Authority had also agreed to the use of the land for both the dumps, offices, etc. and for the explosive magazine.

The existing Mining License at Lily (No. 15/2003) was granted on the May 26, 2003. It is valid for 7 years (i.e. until May 25, 2010) or if the mine ceases production and terminates operations prior to this date. This license was granted in accordance with Section 9 of the Minerals Act 50 of 1991.

In terms of the new legislation this license is termed an "old order right" as it was granted in terms of previous legislation. The MRPD Act requires that all old order rights be converted to "new order rights" within the 5 year period from May 2004. A prerequisite for such conversion is a 15% ownership by BEE participants by 2009 and 26% ownership by 2014.

While the existing mining license has been granted for the open pit operations until 2009 the Environmental Management Programme (EMP) has been amended for the new underground mine. This amendment included the submission of a social and labor plan. Independent consultants, Earth Science Solutions (“ESS”) has been engaged to amend the company's Environmental Management Programme Report (the “EMPR”) and has applied for the necessary conversion. This amended EMPR is scheduled to be submitted to the local mining authorities on or before September 30, 2006. The cost of this amended EMPR is approximately $55,000 to date.

The South African MRPD Act No. 28, 2002 Chapter 4 Section 9 provides that every party who has applied for a mining right must conduct an environmental impact assessment and submit an Environmental Management Programme within 180 days of the date on which the party is notified by the Regional Manager to do so. This EMP must address the following items:

1.	The establishment of baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives;

2.	An investigation, assessment and evaluation of the impact of its proposed prospecting or mining operations on:

a.	the environment;
b.	the socio-economic conditions of any person who might be directly affected by the prospecting or mining operation; and
c.

any national estate referred to in section 3(2) of the National Heritage Resources Act, 1999 (Act No.25 of 1999), with the exception of the national estate contemplated in section 3(2)(i)(vi) and (vii) of that Act.

3.

The development of an environmental awareness plan describing the manner in which the applicant intends to inform its employees of any environmental risks which may result from their work and the manner in which the risks must be dealt with in order to avoid pollution or the degradation of the environment; and

4.	A description of the manner in which it intends to:

a.	modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation;
b.	contain or remedy the cause of pollution or degradation and migration of pollutants; and
c.	comply with any prescribed waste standard or management standards or practices.

Sheba Hills Area

This area is owned by the Company’s subsidiary, Eastern Goldfields Exploration (“EGE”), and contains a large prospective block of ground located to the west of the Lily mine. This property has no known mineral deposits but covers three major geological structures including the Lily fault, the Bonanza fault and the Sheba fault. While this area has not been explored in the past 25 years, the combination of its known geological structures and modern exploration techniques makes this area worthy of exploration.

This area of approximately 4,000 hectares (approximately 10,000 acres) is uninhabited bushveld of rolling hills and valleys. Exploration of the area would therefore be uncomplicated and has virtually no effect on other interested or affected parties. The Company has planned an extensive exploration program over the next five years involving geochemical and geophysical exploration techniques to be followed up by on site sampling and drilling. The program will be based on the above mentioned three major geological structures with a view to identifying significant ore bodies.

These Sheba Hills Area mineral claims are located in the north central Barberton Mountain Lands, Mpumalanga an approximate 45 minutes drive from the city of Nelspruit. These claims consist of 36 blocks containing 6,901 base and precious metal claims. These claims are referred to as the Sheba Hills Claims Group and encompass an area between the currently operational Sheba and Lily gold mines. These claims are contiguous to claims owned by the Centurion subsidiary of the Company.

The nature of ownership of these claims as earlier described do not constitute ownership of the land but are just considered “mineral rights” or “mineral claims”. These “mineral rights” or “mineral claims” permit the extraction and processing of the ore bodies contained in the areas subject to the claims. The actual legal ownership of the land resides with the Republic of South Africa.

Centurion Area

These properties are owned by the Company’s subsidiary, Centurion Mining Company (Centurion) and are located immediately west of the Sheba Hills area. The Centurion properties are sandwiched between the Sheba Hills and the renowned Sheba Mine which contains one of the highest grade ore bodies in the world.

The Centurion properties include the dormant Bonanza mine, a medium grade mine with 100,000 ounces of historical production. This mine which is adjacent to the neighboring Sheba mine owned by the Metorex subsidiary, Barberton Mines Limited, will be tested for depth extensions of the ore body. While it is known that almost all gold deposits in the Barberton Goldfields continue at depth, the Bonanza mine has never been tested and it is anticipated that an extension at depth of this ore body exists. Accordingly, the possibility exists to prove up a significant ore body which, if viable, can be processed at the Centurion mine site where the basic infrastructure currently exists. In this event, however, a new metallurgical processing plant would be required have to be constructed.

Further mineralization may exist on the Sheba fault where an intensive exploration program is planned by the Company as this structure contains numerous deposits to the west of the Centurion property. In this same area, there are two other major producers; the Sheba Mine and the Fairview Mine. Exploration is also planned on the Golden Value block of properties sandwiched between the Sheba Mine and the Consort Mine. Again this area consisting of approximately 200 hectares (approximately 500 acres) has not been subjected to modern exploration techniques in the past 25 years.

With respect to a contemplated processing facility for the Centurion Area Claims, no planning or feasibility study has been initiated with regard to the development of a processing facility at this location. Accordingly, the Company at this time has no identifiable costs or projections with this contemplated processing facility. The Company, however, has a planned exploration program for this area which is described in more detail elsewhere in this registration statement.

Worcester Mine Area

The Worcester Mine is presently a dormant mine owned by the Company’s subsidiary, Eastern Goldfields Limited (EGL) and is located in the center of a large block of properties on the Jamestown schist belt in the Barberton Goldfields. This is the western most property and is surrounded by numerous visible surface gold mineralization or small deposits in the area.

The Worcester Mine is a substantial ore body with approximately 200,000 ounces of historical production. This ore body is approximately 300 meters in length and has been mined to a depth of approximately 200 meters. Previous drilling indicates the depth extension of the ore body. However, further drilling is planned to fully delineate and evaluate the ore body at depth. Current indications are that at least 200,000 ounces of mineralization are located below the old workings. The area surrounding the Worcester Mine is also highly mineralized and certain of the larger target areas will be identified for further exploration. This will involve geochemical and geophysical techniques followed up by sampling and possible drilling. The application for the conversion of the “old mining rights” for this property to the “new mining rights” has been submitted and is presently being processed.

The Worcester Gold Mine claim is located 19 kilometers north of the town of Barberton, adjacent to the main paved road to the city of Nelspruit. It is also situated south of the Noordkaap River. There are power lines to both the mine site and the plant. Perennial water is available from the Noordkaap River. The rainfall in a normal year is about 800 to 900 millimeters. At the mine site, there are well maintained office buildings, a crusher set-up that requires maintenance, an Atlas Copco compressor and security personnel. The processing plant has a 6,000 ton per month capacity and is located approximately 400 meters north of the crushing area.

It is presently anticipated that it will cost approximately $280,000 to conduct a drilling program to ascertain the economic prospects of this mine. It is further anticipated that this drilling program is anticipated to be completed by the end of 2006 and the attendant mine plan and feasibility study to be completed in the first half of 2007.

With respect to the utilization of the existing facilities at this mine and a contemplated expansion of the production capabilities of this facility, until we have completed the mine plan and feasibility study, the Company cannot ascertain the costs of this undertaking.

Other Company Properties

The Company’s subsidiary, EGL, also owns a narrow block of properties to the south west of the Sheba Mine that are largely inaccessible by road and appear to have limited geological potential. This block of properties of approximately 1,800 hectares (approximately 4,500 acres) will only be subjected, if at all, to a low cost exploration program prior to initiating any follow up work. These properties are also the subject of a license application for conversion to “new mining rights”.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information relating to the beneficial ownership of the Company common stock by those persons beneficially holding more than 5% of the Company’s common stock, by the Company’s directors and executive officers, and by all of the Company’s directors and executive officers as a group as of May 31, 2006:

-1	-2	-3	-4
Title Of Class	Name And Address Of Beneficial Owner	Amount And Nature Of Beneficial Owner (1)	Percent Of Class (2)
1. Common	Michael McChesney	832,592 (3)	9.85%
	PO Box 820, Nelspruit 1200, South Africa

2. Common	Tamer Muftizade	-0-	0%
	2 Simmons Court Square
	Ballsbridge, Dublin 4 Ireland

3. Common	Dr. William Morton Stear	903,763 (4)	10.69%
	PO Box 1343, Knysna 6570, South Africa

4. Common	Robert McDermott	-0-	0%
	5275 South Arville, Suite B116
	Las Vegas, Nevada 89118, USA

4. Common	Maurice Emery	-0-	0%
	Pausilippe, Chemin des Trois Portes 11
	2000 Neuchâtel, Switzerland

5. Common	Derrick Short	152,212 (5)	1.80%
	PO Box 820, Nelspruit 1200, South Africa

6. Common	Anthony Canny	825,369 (6)	9.70%
	24 Arlington Road, Bryanston
	Johannesburg 2001, South Africa

7. Common	Kevin Timothy Ryan
	5275 South Arville, Suite B116	1,000,000 (7)	11.83%
	Las Vegas, Nevada 89118, USA

8. Common	Birol Nadir	658,860 (8)	7.79%
	2 Simmonscourt, Anglesea Road,
	Ballsbrfidge, Dublin 4, Ireland

9. Common	Officers and directors as a group	1,888,567	22.33%

(1)

“Beneficial Owner” means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Percentages are based on 8,456,247 common shares issued and outstanding as of May 31, 2006.

(3)

The amount shown represents Stirling Nominees Limited No. 1 which holds the shares for the benefit of Cheston Minerals (Pty) Limited. Mr. McChesney owns all of the issued and outstanding shares of this entity and is also the President of this entity.

(4)

The amount shown represents Stirling Nominee Limited No. 3 which holds a total of 800,000 shares for the benefit of Willo & Associates. Dr. Stear is the principal owner of this entity. This amount also includes an additional 103,763 shares held by Stirling Nominee Limited No. 6 for the benefit of the Willo Stear Family Trust of which Dr. Stear is the trustee.

(5)	The amount shown represents Stirling Nominees Limited No. 9 which holds the shares for the benefit of Zonika Short Trust of which Mr. Short is the trustee.

(6)	The amount shown represents Stirling Nominees Limited No. 2 which holds the shares for the benefit of Mr. Canny.

(7)

This amount represents 438,600 shares held directly by Mr. Ryan. This amount further includes a total of 315,000 shares held by Ryan Capital Management of which Mr. Ryan is the President and principal shareholder. This amount still further includes a total of 246,400 shares held by Rush & Co. a U.S. brokerage firm for the benefit of Mr. Ryan.

(8)

This amount represents 315,000 shares held by Zenith Premier Limited of which Mr. Nadir is the President and principal shareholder. This amount further includes a total of 343,860 shares held by Rush & Co. a U.S. brokerage firm for the benefit of Mr. Nadir. The Company’s Chief Financial Officer, Mr. Tamer Muftizade, also serves as a director of Zenith Premier Limited. Mr. Muftizade is also a minority shareholder of the same entity.

Item 5.	Directors, Executive Officers, Promoters and Control Persons

The directors and executive officers currently serving EGI are as follows:

Name	Age	Positions Held and Tenure

Michael McChesney	55	Director, President and Chief Executive Officer since October 2005
Tamer Muftizade	53	Director and Chief Financial Officer since October 2005
Dr. William Morton Stear	59	Director and Chief Technical Officer since October 2005
Robert McDermott	61	Director since October 2005
Maurice Emery	52	Director since January 2006
Derrick Short	39	Secretary since October 2005

The Directors named above will serve until the next annual meeting of stockholders, or until their successors have been elected. Officers serve at the pleasure of the Board of Directors unless such officers have specific employment agreements which provide for a definitive employment term. The Company presently has employment agreements with its President, its Chief Financial Officer, its Chief Technical Officer and its Secretary each of which are for a period of three years commencing January 1, 2006.

Each of the foregoing persons may be deemed a “promoter” of the Company, as that term is defined in the rules and regulations promulgated under the Securities Act 1933. Additionally, one of the minority shareholders of the Company, Zenith Premier Limited, is also deemed to be a “promoter” of the Company.

Biographical Information

Michael McChesney, age 55, has been the Chief Executive Officer and a Director of the Company from October 2005 to the present.  Mr. McChesney was educated in Johannesburg, South Africa where he graduated with a Bachelor of Science degree in Civil Engineering from the University of the Witwatersrand in 1973 and a Bachelor of Science in Mining Engineering from the University of the Witwatersrand in 1975. Mr. McChesney is a registered Professional Engineer with the Engineering Council of South Africa and is a member of the South African Institute of Mining and Metallurgy. He has over 30 years of experience in engineering, mine management and corporate management of various South African mining companies. Mr. McChesney has held various senior positions in mining companies in South Africa including the position as Chief Executive Officer of several mining companies. His responsibilities have included mineral exploration, feasibility studies, engineering design, project management, operations and general management. Recently Mr. McChesney has been involved in establishing and developing a number of gold mining companies in Southern Africa. With respect to the previous five years, Mr. McChesney has held the following positions:

2006 - Present:	Eastern Goldfields, Inc.
Date of Employment: January 1, 2006
Job Title: Chief Executive Officer and Director

1995 - Present:	Cheston Minerals (Pty) Ltd
Date of Employment: March 1, 1995
Job Title: Managing Director

Tamer Muftizade, age 53, has been the Chief Financial Officer and a Director of the Company from September 2005 to the present. Mr. Muftizade was educated in London, England and received a Bachelor of Arts in Accountancy with Honors from the City of London Polytechnic, School of Business Studies in 1974. Mr. Muftizade is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in England and Wales with 30 years of experience in international accounting and auditing in both public practice and private industry. Mr. Muftizade has held a variety of senior positions for clients and employers in both Europe and the Middle East. He has served as an Audit Manager, an Audit Leader, as Chief Internal Auditor and Chief Financial Officer for various public clients and private employers. Mr. Muftizade has worked for various oil and gas companies and precious metal resource companies. Most recently, Mr. Muftizade served as a management and financial consultant to a U.S. corporation, Cresset Precious Metals, Inc., which conducted gold mining operations in Egypt. Mr. Muftizade presently serves as a director of Zenith Premier Ltd. which also is a shareholder of the Company. With respect to the previous five years, Mr. Muftizade has held the following positions:

2006 - Present:	Eastern Goldfields, Inc.
Date of Employment: January 1, 2006
Job Title: Chief Financial Officer and Director

2000 - Present:	Zenith Premier Limited
Date of Employment: April 26, 2000
Job Title: Management Consultant
Job Title: Chief Financial Officer and Director from May 2005

2004 – 2005	Crystalix International, Inc.
Date of Employment: July, 2004

Job Title: Chief Financial Officer of European subsidiary and Director of the US corporation. This corporation is a reporting company listed on the NASD OTC Bulletin Board.

Dr. William Stear, age 59, has been the Chief Technical Officer and a Director of the Company from October 2005 to the present. Dr. Stear is a graduate of various universities in South Africa, namely the University of Stellenbosch, the University of the Witwatersrand and the Nelson Mandela Metropolitan University. His post-graduate qualifications include a Doctorate (PhD) in Sedimentary Geology in 1980, a Master of Science degree, cum laude, in Economic Geology in 1976, a Master of Science degree in Mining Engineering in 1986 and a Master of Philosophy degree, cum laude, in Ancient Cultures in 2006. Dr. Stear is a registered Natural Scientist with the South African Council for Natural Sciences, a Fellow of the Australasian Institute of Mining and Metallurgy, a Fellow of the South African Institute of Mining and Metallurgy and a Fellow of the Geological Society of South Africa. He is an internationally acknowledged “Competent Person” which is the professional designation as an “Expert” in his particular professional discipline. Dr. Stear has 35 years of experience in mineral exploration, mining geology and mineral economics, most of which has been in a management and advisory capacity. Dr. Stear's professional career has been involved in the analysis and planning of gold mining projects. He has held various senior positions in mining companies in South Africa, including Exploration Manager and Consulting Mining Geologist. He also has served on the board of directors of various resource companies. He has founded and for almost two decades, managed a mineral industry consultancy company which specializes in independent technical and economic evaluations of mining companies and mineral projects. As an independent consultant he has further developed related expertise in merchant banking and resource investment. With respect to the previous five years, Dr. Stear has held the following positions:

2006 - Present:	Eastern Goldfields, Inc.
Date of Employment: January 1, 2006
Job Title: Chief Technical Officer and Director

2005 - 2006:	Willo & Associates cc.
Date of Employment: March 1, 2005
Job Title: Member (Mining Consultant)

1997 - 2005:	Venmyn Rand (Pty) Limited
Date of Employment: September 1, 1997
Job Title: Executive Director of Mining

1996 - 1997:	Rand Merchant Bank Resources (A division of Rand Merchant Bank Ltd.)
Date of Employment: April 1, 1996
Job Title: Deputy Chairman of the Board of Directors

1988 - 1996:	Venmyn Rand (Pty) Limited
Date of Employment: September 1, 1988
Job Title: Managing Director – Mining

Robert McDermott, age 61, has been a director of the Company from October 2005 to present. Mr. McDermott is a Certified Public Accountant in the United States and since 1977 he has been the Chief Financial Officer of Charan Industries, Inc. and Ryan Capital Management. Mr. McDermott has been involved in all of the business ventures of these companies for over 25 years. Mr. McDermott brings both U.S. and international finance expertise to the Company. With respect to the previous five years, Mr. McDermott has held the following positions:

2006 - Present:	Eastern Goldfields, Inc.
Date of Employment: October, 2006
Job Title: Director

2004 – Present	Seaena, Inc.
Date of Employment: July, 2004

Chief Financial Officer and Director. This corporation is a reporting company listed on the NASD OTC Bulletin Board.

2000 – Present	Ryan Capital Management, Inc.

Date of Employment: May, 2000
Job Title: Vice President
2000 – Present	Bascom Global Internet Services, Inc.
Date of Employment: April, 2000
Job Title: Chief Financial Officer and Director

1977 - Present:	Charan Industries, Inc.
Date of Employment: April, 1977
Job Title: Vice President and Chief Financial Officer

Maurice Emery, age 52, has been a director of the Company from January 2006 to present. Mr. Emery is a Swiss Certified Public Accountant. During his earlier working career in Switzerland, Mr. Emery worked for Union Suisse Assurances, a Swiss insurance company. He also worked as an accountant for the Basle Cantonal Hospital and for a private real estate management company. Since 1986 to present Mr. Emery has served as the Managing Director of Kestrel S.A., a Swiss company which provides international trust, company and investment advisory services to a wide variety of international clients who include various mining companies. These mining company clients have permitted Mr. Emery to develop specialized experience and expertise in the mining industry. Mr. Emery has at various times served on the Board of Directors of several public mining companies which are listed on the Johannesburg and London Stock Exchanges. With respect to the previous five years, Mr. Emery has held the following positions:

2006 - Present:	Eastern Goldfields, Inc.
Date of Employment: January, 2006
Job Title: Director

1986 – Present	Kestrel S.A.
Date of Employment: April 28, 1988
Job Title: Director

Derrick Short, age 39, has been the Secretary of the Company from October 2005 to the present. Mr. Short was educated in Pretoria, South Africa where he graduated with a Bachelor of Accounting Science degree from the University of South Africa in 1992. Mr. Short was initially trained as an auditor after completing his compulsory work experience with a major accounting firm before moving into the mining industry. He has over 15 years experience in the mining industry and has held various positions including financial, administrative, budgetary control and general management positions. Most recently Mr. Short has served as the Finance Director for the Company’s South African subsidiaries. With respect to the previous five years, Mr. Short has held the following positions:

2006 - Present:	Eastern Goldfields Inc.
Date of Employment: January 1, 2006
Job Title: Corporate Secretary

1999 – 2005:	Cheston Minerals (Pty) Ltd
Date of Employment: February 15, 1999
Job Title: Financial Manager

The Company has established various committees which presently include an Audit Committee, a Remuneration Committee and an Ethics Committee. This Audit Committee has two members who the Company has determined are financial experts, namely, Messrs. Robert McDermott and Maurice Emery. Both of these parties are considered “independent”, as the term used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act 1934. The Company plans to form such other committees as may be required by federal securities laws and the newly adopted rules of various stock markets and exchanges.

No director of the Company is also currently a director of any company registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

Item 6.	Executive Compensation

For the fiscal year ended December 31, 2005, no Executive Officer, consultant or employee received total annual compensation (salary, bonus and/or compensation in the form of equity) in excess of $100,000. The table below summarizes the compensation of its officers with the following annual cash salaries:

Summary Compensation Table

Name And Principal Position		Annual Compensation			Long-Term Compensation
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	All Other Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compen-sation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
1. Michael McChesney	2003 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
President	2004 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005 (1)	-0-	-0-	-0-	-0-	-0-	-0-	$36,000 (2)

Name And Principal Position		Annual Compensation			Long-Term Compensation
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	All Other Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compen-sation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
1. Michael McChesney	2003 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
President	2004 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005 (1)	-0-	-0-	-0-	-0-	-0-	-0-	$36,000 (2)

2. Tamer Muftizade	2003 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Chief Financial Officer	2004 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

3. Dr. William Stear	2003 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Chief Technical Officer	2004 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

4. Derrick Short	2003 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Secretary	2004 (1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005 (1)	-0-	-0-	-0-	-0-	-0-	-0-	$27,000 (2)

(1)

The above listed officers joined the Company in October 2005. None of these officers received any compensation directly from the Company for fiscal 2005. No compensation was paid to the previous officers of the Company for the 2003 and 2004 fiscal years.

(2)

At the time of the acquisition of the Company’s South African subsidiary, Eastern Goldfields Limited (“EGL”), EGL had an existing management consulting agreement with a third party entity, Cheston Minerals (Pty) Limited (“CML”). CML in turn employed Messrs. McChesney and Short who provided management services to EGL. The Company elected to continue with this contractual arrangement for the remainder of the fiscal year 2005. Accordingly, Mr. McChesney received a total of $36,000 for the remaining three months of fiscal year 2005. Mr. Short received a total of $27,000 for the same period.

(3)	All of the above listed officers entered into three-year employment contracts with the Company effective as of January 1, 2006. The annual salaries of these officers are as follows:

	Name	Annual Salary
1	Michael McChesney	$156,000
2	Tamer Muftizade	$120,000
3	Dr. William Stear	$84,000
4	Derrick Short	$108,000

Stock Option Plan

In October 2005, the Company’s Board adopted the 2005 Stock Grant and Option Plan (the “Plan”) in order to provide incentives to Directors, employees and others rendering services to the Company. During the fiscal year ended December 31, 2005, no stock options were exercised under this Plan. This Plan authorizes the granting of up to 850,000 stock options to Officers, Directors, employees and consultants.  As of December 31, 2005, 800,000 options have been granted to twelve individuals at an exercise price of $1.50 per share, with options vesting incrementally through October 28, 2008. The first exercisable date for these options, and, amounting to 33 1/3% of the amount of grant, is October 28, 2006.

Options Granted to Executive Officers

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
(Individual Grants)
Name	Number Of Secur- ities Underlying Options/SARs Granted #	Percent Of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Of Base Price ($/Sh)	Expiration Date
(a)	(b)	(c)	(d)	(e)
1. Michael McChesney	150,000	18.75%	$1.50	10/28/2009
President
2. Tamer Muftizade	100,000	12.50%	$1.50	10/28/2009
Chief Financial Officer
3. Dr. William Stear	100,000	12.50%	$1.50	10/28/2009
Chief Technical Officer
4. Derrick Short	80,000	10.00%	$1.50	10/28/2009
Secretary

Item 7.	Certain Relationships and Related Transactions

Services and Support Agreement with Cheston Minerals (Pty) Limited

On January 1, 2006, the Company entered into a Services and Support Agreement (the “Services Agreement”) with Cheston Minerals (Pty) Limited, a South African corporation (“CPL”). The President of the Company is the sole shareholder and President of CPL. CPL had prior to January 1, 2006, a similar agreement with the Company’s subsidiary, Eastern Goldfields Limited (“EGL”). As earlier described above, the Company elected to continue with this agreement for the remaining three months of fiscal 2005.

Beginning January 1, 2006, the Company entered into this new Services Agreement for a one year period wherein for the monthly payment of $10,000, CPL agreed to provide the Company the following premises, furniture, furnishings, equipment and related services, including but not limited to:

1.	The 3,000 sq. ft. premises located at 8 Streak Street, Nelspruit, South Africa, for use as the Company’s administrative and corporate headquarters (the “Premises”).

2.	All of the telephones, fax machines, computers, software, furniture, office equipment and furnishings presently located at the Premises sufficient for the Company to support its business activities.

3.	CPL is also required to pay for all property taxes, property, content and liability insurances for the Premises.

With respect to a conflict of interest regarding this new services agreement, the Board of Directors independent of Mr. McChesney had determined that this new services agreement was necessary, beneficial and reasonable under the circumstances. More specifically, the Company decided that in the interest of maintaining administrative continuity during the ownership transition that a commitment to a one year agreement would be advantageous. Still further, even though absent from this agreement, the Company would be required to obtain administrative offices and the associated business equipment, furniture and furnishings from third party vendors. Still further, the Company determined that the costs of these services and associated equipment rendered per the agreement represent fair market value.

Conflicts of Interest with Other Mining Companies

Mr. McChesney is presently a director of Pan African Mining (Pvt) Limited (“Panaf”), a gold producing company incorporated in Zimbabwe. Panaf is only legally able to sell its gold production to the Reserve Bank of Zimbabwe. EGI, on the other hand, is not permitted to sell gold to Zimbabwe and is limited to the sale of its production exclusively to the Reserve Bank of South Africa. Accordingly, we believe that based on his respective positions and the government imposed restrictions as to the sale of gold, no conflict of interest exists.

Agreement for Consulting Services and Public Relations with Zenith Premier Limited

On January 1, 2006, the Company entered into an Agreement for Consulting Services and Public Relations (the “Consulting Agreement”) with Zenith Premier Limited, an Irish corporation (“ZPL”). ZPL and its President, Birol Nadir, are minority shareholders of the Company. One of ZPL’s directors, Tamer Muftizade, is the Company’s Chief Financial Officer and a Director. Mr. Muftizade is also a minority shareholder of ZPL

Beginning January 1, 2006, and for a period of one year, ZPL agreed to provide the Company with corporate advice and various public relations services. As consideration for these services, the Company has agreed to pay ZPL a monthly fee of $15,000.

Item 8.	Description of Securities

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock.  As of May 31, 2006, there are 8,456,247 shares of common stock issued and outstanding. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders of common stock are entitled to receive, pro rata, the net assets of the Company available to stockholders. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.

Preferred Stock

The Company is presently is not authorized to issue any preferred stock.

Transfer Agent

The Company’s transfer agent for its common stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, UT 84117, telephone number: 801-272-9294.

PART II

Item 1.	Market Price of Dividends on the Registrant’s Common Equity and Other Shareholder Matters

Market Information

The Company’s shares are presently listed for trading with a trading symbol “EGDD” on the “Pink Sheets,” market, a quotation service that displays sale prices, and volume information for transactions with market makers in over-the-counter (“OTC”) equity securities. All such quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions.

Based on information obtained from the Pink Sheets, the high and low bid quotations for the common stock for each of the quarters of our fiscal years ended December 31, 2004 and 2005 and the quarter ended March 31, 2006 are set forth in the table below:

Price Range
High($)	Low($)

Quarter ended 12/31/04	(1)	N/A	N/A
Quarter ended 3/31/05	(2)	N/A	N/A
Quarter ended 6/30/05	(2)	N/A	N/A
Quarter ended 9/30/05	(2)	N/A	N/A
Quarter ended 12/31/05	N/A	N/A
Quarter ended 3/31/06	$5.65	$3.25

(1)	Quotation information is not applicable prior to December 30, 2004, in that the Company was only listed on the Pink Sheets for trading on December 30, 2004.

(2)	Prior to October 25, 2005, the Company was known as Fairbanks Financial Services, Inc. and there was no “bid” or “ask” price established by any market maker.

Currently, there are seven broker-dealers making a market in the Company’s common stock. On May 31, 2006, the closing bid and ask prices of our common stock as published on the Pink Sheets were $6.20 and $6.80 per share, respectively.

Holders

As of May 31, 2006, there were approximately 61 holders of record of the Company’s Common Stock.

Dividends

The Company has not paid any cash dividend to date, and it has no intention of paying any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Company’s Board of Directors and to certain limitations imposed under the Nevada Statutes. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operation, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.

Item 2.	Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be threatened or contemplated.

Item 3.	Changes In and Disagreements with Accountants

None.

Item 4.	Recent Sales of Unregistered Securities

Recent Sales

The Company had the following stock issuances as described below. All such shares were sold by the officers and directors of the Company and no underwriters were utilized.

1.	On September 30, 2005, 630,000 shares of restricted common stock at $4.365 per share were issued for cash for a total offering of $2,750,000.

2.

On October 1, 2005, the Company issued 2,736,247 shares of restricted common stock to the Class A Preference shareholders of the Company’s South African subsidiary corporation, Eastern Goldfields S.A. (Pty) Ltd. (“EGSA”) via a share exchange for 2,736,247 Class A Preference shares of EGSA.

Exemption from Registration

With respect to the issuance of 630,000 common shares listed at 4.1 above of this Item 4, such issuance was made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the “Act”) and Nevada Revised Statutes Sections 78.211, 78.215, 78.3784, 78.3785 and 78.3791 (collectively the “Nevada Statutes”).

With respect to the issuance of the 2,736,247 common shares listed at 4.2 above of this Item 4, such issuance was also made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

Basis for Reliance Upon Exemption from Registration

The Company has relied upon the private placement exemption from registration provided by Section 4(2) of the Securities Act 1933 as amended (the “Act”). These shares were issued pursuant to Section 4(2) of the Act which exempts from registration transactions by an issuer not involving a public offering. This offering exemption is available to any issuer but prohibits general solicitation or advertising. Prospective purchasers must have access to information about the issuer. The Company utilized this Section 4(2) exemption by providing prospective purchasers with sufficient information about the Company and required that all such purchasers be financially sophisticated; have a certain net worth and have the ability to bear the risk of loss of their respective investments.

In each instance, each of the share purchasers had access to sufficient information regarding the Company so as to make an informed investment decision. More specifically, each purchaser signed a Share Purchase Agreement, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

1.	That they had the ability to bear the economic risks of investing in the shares of the Company.

2.	That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

3.	That they had a certain net worth sufficient to meet the suitability standards of the Company.

4.

That the Company has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Company and an investment in the shares of the Company.

Item 5.	Indemnification of Directors and Officers

The Company’s Articles of Incorporation and By-Laws do not provide for the indemnification of a controlling person, director or officer of the Company with respect to his or her liability in that capacity.

Nevada Revised Statutes Section 78.7502, however, provides that a corporation may indemnify under specified circumstances any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. At present, there is no pending litigation or proceeding involving any of the Company’s directors, officers or employees for which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to the Company’s directors, officers or controlling persons, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B.

FINANCIAL STATEMENTS

Description

No.

December 31, 2005 (audited)

Report of Independent Registered Public Accounting Firm

as of December 31, 2005 and 2004.....................................................................	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004.................................	F-3
Consolidated Statements of Operations for the years ended December 31, 2005 and 2004.....	F-4

Consolidated Statements of Stockholders’ Equity for the years ended

December 31, 2005 and 2004...........................................................................	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005and 2004 ...	F-6
Notes to the Consolidated Financial Statements as of December 31, 2005 and 2004...........	F-7

June 30, 2006 (unaudited)

Consolidated Balance Sheet as of June 30, 2006 (unaudited)....................................	F-8

Consolidated Statement of Operations for the Six Months ended

June 30, 2006 (unaudited)...............................................................................	F-9

Consolidated Statement of Stockholders’ Equity for the Six Months ended

June, 2006 (unaudited)..............................................................................	F-10

Consolidated Statement of Cash Flows for the Six Months ended

June 30, 2006 (unaudited)..............................................................................	F-11
Notes to the Consolidated Financial Statements as of June 30, 2006 (unaudited)..............	F-12

EASTERN GOLDFIELDS, INC.

AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm.....................................	F-3

Consolidated Balance Sheets.....................................	F-4

Consolidated Statements of Operations.....................................	F-6

Consolidated Statement of Stockholders’ Equity............... .................................	F-7

Consolidated Statements of Cash Flows ...........................................................	F-8

Notes to Consolidated Financial Statements ......................................................	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Eastern Goldfields, Inc.

We have audited the accompanying consolidated balance sheets of Eastern Goldfields, Inc. (formerly known Fairbanks Financial, Inc.) (a Nevada corporation) (the Company) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eastern Goldfields, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mendoza Berger & Company, LLP

Irvine, California

June 7, 2006

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash Inventories (Notes 2 and 4) Prepaid expenses and other current assets	$207,885 445,376 525,571	$27,481 231,080 303,718
Total current assets	1,178,832	562,279
Property, plant, and mine development, net (Notes 2 and 5)	8,594,194	9,500,097
Total assets	$9,773,026	$10,062,376

See accompanying notes to consolidated financial statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2005	2004
Current liabilities: Accounts payable and other current liabilities Advances from stockholders (Note 7) Current portion of long-term liabilities (Note 6)	$1,019,873 27,973 105,208	$1,070,841 4,414,023 88,921
Total current liabilities	1,153,054	5,573,785
Long-term liabilities: Long term liabilities, net of current portion (Note 6) Reclamation and remediation obligation (Notes 2 and 8)	126,253 192,631	211,093 195,096
Total long-term liabilities	318,884	406,189
Commitments and contingencies (Note 9) Minority interest (Note 10)	- 1,113,941	- -

Stockholders’ equity: (Notes 11 and 13)

Common Stock:

$0.001 par value, 25,000,000 shares authorized; 5,610,000 shares issued and outstanding at December 31, 2005 and 2004, respectively

A Class Preference Shares:

$0.00002 par value, 10,000,000 shares authorized; 3,121,393 and 0 shares issued and outstanding at December 31, 2005 and 2004, respectively

Common stock to be issued (cancelled)

Additional paid in capital

Other comprehensive loss

Accumulated deficit

	5,610 49 2,846 15,466,406 (390,693) (6,340,296)	5,610 - - 9,240,795 (480,212) (4,683,791)
Less: Loan to Lomshiyo (Note 10)	8,743,922 (1,556,775)	4,082,402 -
Total stockholders’ equity	7,187,147	4,082,402
Total liabilities and stockholders’ equity	$9,773,026	$10,062,376

See accompanying notes to consolidated financial statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Income:
Sales (Note 2)	$5,853,007	$3,572,371
Other income	18,069	10,528

Total income	5,871,076	3,582,899

Costs and expenses:
Cost of production	5,933,206	5,036,729
Operating expenses	1,506,805	585,163

Total costs and expenses	7,440,011	5,621,892

Loss from operations	(1,568,935)	(2,038,993)

Other expenses:
Interest	87,570	48,457

Loss before minority interest	$(1,656,505)	(2,087,450)
Minority interest (Note 10)	-	-

Loss before provision for income taxes	(1,656,505)	(2,087,450)
Provision for income taxes (Note 12)	-	-

Net loss	$(1,656,505)	$(2,087,450)

Net loss per share, basic and diluted	$(0.30)	$(0.37)

Weighted average shares outstanding	5,610,000	5,610,000

See accompanying notes to consolidated financial statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMEBER 31, 2005 AND 2004

	Common Stock		A Class Preference Shares
	Number of Shares	Par Value	Number of Shares	Par Value		Common Stock to be Issued (Cancelled)		Additional Paid-in Capital	Other Comprehensive Loss	Accumulated Deficit	Loan to Lomshiyo		Total Stockholders’ Equity
Balance at December 31, 2003 Common stock issued for acquisition of MIMCO and Centurion Net loss Foreign currency translation Comprehensive loss	3,779,206 1,830,794 - - -	$3,779 1,831 - - -	- - - - -	$	- - - - -	$	- - - - -	$1,557,805 7,682,990 - - -	$288,637 - - (768,849) -	$(2,596,341) - (2,087,450) - -	$	- - - - -	$(746,120) 7,684,821 (2,087,450) (768,849)
(2,856,299)

Balance at December 31, 2004

Common stock to be

cancelled (520,000 shares)

Common stock to be issued

for cash (630,000 shares)

Conversion of advances from

stockholders to additional

paid-in capital

Restricted common stock to be

issued in accordance with

share exchange (2,736,247

shares)

Issuance of A Class Preference

Shares

Common stock to be issued in

exchange for A Class

Preference Shares

Loan to Lomshiyo

Common stock options issued

to employees

Net loss

Foreign currency translation

Comprehensive loss

	5,610,000 - - - - - - - - - - -	5,610 - - - - - - - - - - -	- - - - - 5,176,991 (2,055,598) - - - - -		- - - - - 81 (32) - - - - -		- (520) 630 - 2,736 - - - - - - -	9,240,795 - 2,117,660 3,900,000 - (81) 32 - 208,000 - - -	(480,212) - - - - - - - - - 89,519 -	(4,683,791) - - - - - - - - (1,656,505) - -		- - - - - - - (1,556,775) - - - -	4,082,402 (520) 2,118,290 3,900,000 2,736 - - (1,556,775) 208,000 (1,656,505) 89,519
(1,566,986)
Balance at December 31, 2005	5,610,000	$5,610	3,121,393		$49		2,846	$15,466,406	$(390,693)	$(6,340,296)		$(1,556,775)	$7,187,147

See accompanying notes to consolidated financial statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Cash flows from operating activities:
Net loss	$(1,656,505)	$(2,087,450)

Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation, depletion, and amortization	476,912	226,753
Stock-based compensation	208,000	-
Impairment of deferred stripping costs	-	1,131,442
Changes in assets and liabilities:
Increase in inventories	(214,296)	(23,245)
Increase in prepaid expenses and other current assets	(221,853)	(120,071)
(Decrease) Increase in accounts payable and
other current liabilities	(48,752)	690,256
(Decrease) Increase in reclamation and remediation	(2,465)	100,941

Net cash used in operations	(1,458,959)	(81,374)

Cash flows from investing activities:
Purchase of property and equipment	-	(154,992)
Acquisition of MIMCO and Centurion, net of cash acquired	-	866

Net cash used in investing activities	-	(154,126)

Cash flows from financing activities:
Advances from stockholders	(486,050)	552,525
Proceeds from issuance of long-term debt	54,882	10,653
Repayment of long-term debt	(123,435)	(55,810)
Proceeds from common stock to be issued	2,118,290	-

Net cash provided by financing activities	1,563,687	507,368

Effect of exchange rates on cash	75,676	(253,631)

Net increase in cash	180,404	18,237

Cash, beginning or period	27,481	9,244

Cash, end of period	$207,885	$27,481

Supplemental disclosure of cash flow information:
Cash paid for interest	87,570	$48,457

Supplemental disclosure of non-cash operating,
investing and financing activities:
Stock based compensation	$208,000	$-

Stock issued for acquisition of MIMCO and Centurion	$-	$7,684,821

Loan to Lomshiyo collateralized by Company stock	$1,556,775	$-

Advances from stockholders converted to additional paid-in capital
	$3,900,000	$-

See accompanying notes to consolidated financial statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	ORGANIZATION AND HISTORY

Eastern Goldfields, Inc., (the “Company" or "EGI") is the parent company of Eastern Goldfields SA (Proprietary) Limited, (“EGSA”), a corporation organized under the laws of the Republic of South Africa. EGSA conducts all of the Company’s business operations in South Africa through its South African corporation subsidiaries.

Eastern Goldfields, Inc. was originally incorporated under the laws of the State of Nevada on July 15, 1998, under the name of Fairbanks Financial, Inc. The Company was established as a business management, marketing and consulting firm to serve both the emerging and established business entrepreneur. Since its incorporation, the Company has had minimal operations. It redirected its business efforts in late 2005 and on September 23, 2005, following a change in control, it purchased 100% of the issued and outstanding common or ordinary stock of EGSA. On October 1, 2005, the Company’s wholly owned subsidiary, EGSA, acquired, via a share exchange, 100% of the issued and outstanding common or ordinary stock of Eastern Goldfields Limited. (“EGL”), a South African gold producer and developer corporation. EGL conducts mining operations in the Barberton Greenstone Belt area of the Mpumalanga Province, South Africa. On October 25, 2005, the Company changed its corporate name to Eastern Goldfields, Inc. to more accurately reflect its business operations.

This share exchange for the acquisition of EGL by EGI’s wholly owned South African subsidiary, EGSA, was accounted for as a reverse acquisition, and, accordingly, for financial statement purposes, EGL was considered the accounting acquiror and the subject transaction was considered a recapitalization of EGL rather than an acquisition by the Company. Accordingly, the historical financial statements prior to this share exchange are those of EGL, however, the name of the consolidated corporation going forward is Eastern Goldfields, Inc.

EGL itself is a South African holding company which has three South African subsidiary corporations; Makonjwaan Imperial Mining Company (Pty) Ltd. (“MIMCO”), Eastern Goldfields Exploration (Pty) Ltd. (“EGE”) and Centurion Mining Company (Pty) Ltd. (“Centurion”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States of America and prevailing industry practice.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All amounts are in U.S. dollars unless otherwise indicated. All significant intercompany balances and transactions have been eliminated in consolidation.

Property Plant and Mine Development

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition. Expenditure incurred to evaluate and develop new ore bodies, to define mineralization in existing ore bodies, to establish or expand productive capacity, is capitalized until commercial levels of production are achieved, at which times the costs are amortized as set out below.

Mineral rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is affected against income in the period that such determination is made.

Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operation not included in the previous categories and all the assets of the non-mining operations.

Depreciation, depletion and amortizing is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining of that ore body. Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortized over the life of the mine using units-of-production method, based on estimated proved and probable ore reserves above the infrastructure. The proven and probable reserve quantities used to calculate depreciation, depletion and amortization do not include the proven and probable reserve quantities attributable to stockpiled inventory.

Proved and probable ore reserves reflect the estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Property Plant and Mine Development (Continued)

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Vehicles – 10 years

Furniture and equipment – 3 years

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 Earnings Per Share which requires the Company to present basic and diluted earnings per share for all periods presented. The computation of loss per common share (basic and diluted) is based on the weighted average number of shares actually outstanding during the period. Diluted earnings per share have been calculated to give effect to the number of additional common stock that would have been outstanding if the potential dilutive instruments had been issued in years ended December 31, 2005, and 2004. The weighted average number of outstanding shares includes the common stock as well as the A Class Preference Shares, as the holders of the A Class Preference Shares have the same rights and entitlements as those attached to the common stock. The computation of dilutive loss per common share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, short-term liabilities and long-term debt. The estimated fair values of these instruments approximate their carrying value.

Foreign Currency Translation

The Company translates the foreign currency financial statements of its foreign operations by translating balance sheet accounts at the exchange rate on the balance sheet date and the income statement accounts using the prevailing exchange rates at the transaction date. Translation gains and losses are recorded in stockholders’ equity and realized gains and losses are reflected in operations. The Company’s functional currency is the South African Rand.

Exploration Expenses

Exploration costs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles and inventories. Stockpiles and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles and inventories, resulting from net realizable value impairments, are reported as a component of Cost of production. The major classifications are as follows:

Stockpiles

Stockpiles represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include mill in-circuit, leach in-circuit and carbon in-pulp inventories. More specifically, stockpiled inventory represents unprocessed materials containing proven and probable reserve quantities that have been removed from the mine and for which management has reasonable certainty that these reserve quantities will actually be processed. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Precious Metals In process

Precious metals in process is gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

Revenue Recognition

Revenue is recognized, net of treatment charges, from a sale when the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Deferred Stripping Costs

In general, mining costs are allocated to production costs and inventories, and are charged to costs of production when gold is sold. However, at open pit mines with diverse grades and waste-to-ore ratios over the mine life, the Company defers and amortizes certain mining costs on a UOP basis over the life of the mine. These mining costs, which are commonly referred to as “deferred stripping” costs, are incurred in mining activities that are normally associated with the removal of waste rock. The deferred stripping accounting method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however, industry practice does vary. Deferred stripping matches the costs of production with the sale of such production at the Company’s operations where it is employed, by assigning each ounce of gold with an equivalent amount of waste removal cost.

If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company’s period-to-period results of operations.

Deferred stripping costs are charged to Costs of Production as gold is produced and sold using the UOP method based on estimated recoverable ounces of proven and probable gold, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which results in the recognition of the costs of waste removal activities over the life of the mine as gold is produced..

The Company reviews and evaluates its deferred stripping costs for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. During the year ended December 31, 2004, the Company incurred impairment charges of the write-off of certain mining costs associated with the extension of the life of its operating open pit mine. These costs totaled $1,131,442 and were charged to cost of production.

As the Company’s open pit operations are forecasted to cease at the end of 2006, the Company did not measure and recognize production stage deferred stripping costs and credits for the years ended December 31, 2005 and 2004, nor will it recognize any such costs or credits for December 31, 2006. Accordingly, mining costs associated with waste rock removal during the final stages of production and post-production have not been deferred. Further, there is no basis for evaluation of deferred stripping costs or credits.

Reclamation and Remediation Costs (Asset Retirement Obligations)

In August 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which established a uniform methodology for accounting for estimated reclamation and abandonment costs. Reclamation costs are allocated to expense over the life of the related assets and are adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. Prior to adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs related to active mines are accrued and charged over the expected operating lives of the mines using the UOP method based on proven and probable reserves. Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Stock Option Expense

The Company applies the intrinsic value method in accordance with APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock options. Accordingly, because stock option exercise prices are less than the market value on the date of grant, $208,000 in compensation expense is currently recognized for stock option grants for the year ended December 31, 2005. Had compensation expense for the options been recognized based on market value at grant dates as prescribed by SFAS No. 123R, the Company’s net income and net income per common share would have been the pro forma amounts indicated below:

	For the Years ended December 31,
	2005	2004
Net loss, as reported Less: stock based employee compensation expense included in reported net loss Add: compensation expense determined under fair value method, net of tax	$(1,656,505) 208,000 (318,523)	$(2,087,450) - -
Pro forma net loss	$(1,767,028)	$(2,087,450)
Net loss per common share, basic and diluted: As reported	$(0.30)	$(0.37)
Pro forma net loss per common share	$(0.32)	$(0.37)

There was no compensation expense recognized for the year ended December 31, 2004. The Company approved the 2005 stock plan on November 26, 2005 (Note 13).

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Recently Issued Accounting Standards

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R will supersede APB Opinion 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company will adopt the provisions of SFAS No. 123R on January 1, 2006, using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123, will be recognized ratably over the remaining vesting period. Additionally, SFAS No. 123R requires that any tax benefits, arising from compensation deductions that are different than recognized compensation expense, to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

Compensation expense in the periods following adoption of SFAS No. 123R may differ from our pro forma disclosure under SFAS No. 123, based on changes in the fair value of our common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates or other factors.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Recently Issued Accounting Standards (Continued)

Deferred Stripping Costs

At some of the Company’s mining operations, deferred stripping costs are charged to Costs of Production as gold is produced and sold using the units of production method based on estimated recoverable quantities of proven and probable gold reserves, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which results in the recognition of the costs of waste removal activities over the life of the mine as gold is produced. The application of the deferred stripping accounting method generally results in an asset (deferred stripping costs), although a liability (advanced stripping costs) will arise if the actual stripping ratio incurred to date is less than the expected stripping ratio over the life of the mine.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs of Production in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The Company will adopt the provisions of EITF 04-6 on January 1, 2006.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”—an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of FIN 47 on the consolidated financial statements.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Recently Issued Accounting Standards (Continued)

Accounting Changes and Error Corrections

In May 2005 the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.	ACQUISITIONS

Effective March 31, 2004, EGL purchased 100% of the outstanding stock of MIMCO and Centurion. These acquisitions involved common control transactions among EGL, MIMCO, and Centurion. Accordingly, the assets and liabilities of MIMCO and Centurion have been brought over at their carrying amounts at the effective date of the acquisition. The financial position and results of operations of MIMCO and Centurion have been included in the consolidated financial position and results of operations for EGI as of and for the year ended December 31, 2005 and 2004. EGL acquired 100% of the shares of common stock of MIMCO and Centurion by issuing 1,830,794 shares of its common stock valued at $7,684,821, the carrying value of MIMCO and Centurion, on March 31, 2004.

4.	INVENTORIES

Inventories at December 31 consist of the following:

	2005	2004
Stockpiles Precious metals in process	$272,354 173,022	$172,929 58,151
	$445,376	$231,080

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

5.	PROPERTY, PLANT AND MINE DEVELOPMENT

Major classes of property, plant, and mine development as of December 31, are as follows:

	2005	2004
Land and buildings Mining assets Mine development costs Mining rights Motor vehicles Furniture and equipment Metallurgical plant Plant and equipment Environmental rehabilitation fund	$98,368 6,300,733 1,060,604 1,419,318 105,464 64,850 1,872,668 231,728 192,631	$103,866 6,652,872 923,040 1,498,642 111,358 68,474 1,977,329 244,678 195,096
Less: accumulated depreciation	11,346,364 (2,752,170)	11,775,355 (2,275,258)
Net property plant and mine development	$8,594,194	$9,500,097

Depreciation, depletion and amortization expense is $476,912 and $226,753 for the years ended December 31, 2005 and 2004, respectively.

6.	LONG TERM LIABILITIES

Long term liabilities as of December 31, are as follows:

	2005	2004
Standard bank vehicle and asset financing Less: current portion	$231,461 (105,208)	$300,014 (88,921)
	$126,253	$211,093

Secured banking facility against mining equipment bearing interest at the prime bank overdraft rate less 1% and repayable in monthly installments of South African Rands 64,584 ($10,155).

The interest rate at December 31, 2005 and 2004 is 9.50%, respectively.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

6.	LONG TERM LIABILITIES (Continued)

Maturities of the liabilities are as follows:

For the year ending December 31:
2006	$105,208
2007	116,592
2008	9,661

$231,461

7.	ADVANCES FROM STOCKHOLDERS

Advances from stockholders as of December 31, are as follows:

	2005	2004
Cheston Minerals (Pty) Ltd EGH Limited	$3,028 24,945	$70,611 4,343,412
	$27,973	$4,414,023

These are unsecured non-interest bearing loans with no repayment terms negotiated. In October 2005, an amount due to EGH Limited and amounting to $3,900,000 was contributed to additional paid-in capital.

8.	RECLAMATION AND REMEDIATION

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

At December 31, 2005 and 2004, $192,631 and $195,096, respectively, were accrued for reclamation obligations relating to currently or recently producing mineral properties.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

8.	RECLAMATION AND REMEDIATION (Continued)

The following is a reconciliation of the total liability for reclamation and remediation:

Balance, January 1, 2004 Additions, change in estimate and other Liabilities settled Accretion expense	$14,232 180,864 - -
Balance, December 31, 2004 Reduction, change in estimate and other Liabilities settled Accretion expense	195,096 (2,465) - -
Balance, December 31, 2005	$192,631

9.	COMMITMENTS AND CONTINGENCIES

A first continuing covering bond in the amount of South African Rands 200,000 ($31,450) was registered over the property held by a subsidiary, Makonjwaan Properties Henry Nettman Two Eight (Pty) Ltd., in lieu of financial guarantees amounting to South African Rands 164,000 ($25,789) issued in favor of the Department of Minerals and Energy.

10.	MINORITY INTEREST

The current South African mining legislation promulgated under “Mineral and Petroleum Resources Development Act of 2004 (“MPRDA”) seeks, among other things, (i) to expand opportunities for historically disadvantaged South Africans to enter the mineral industry and obtain benefits from the exploitation of mineral resources; and (ii) to promote employment, social and economic welfare as well as ecologically sustainable development. In order to convert an old order mining right to a new order mining right the holder is required to submit a social and labor plan. The plan should describe how it will expand opportunities for historically disadvantaged South Africans to enter the mineral industry.

Further, for purposes of mining right conversions effective May 1, 2004 (the effective date), the MPRDA (incorporating the Mining Charter) requires mining company ownership for historically disadvantaged South Africans to 15% ownership within five years and 26% ownership within 10 years of the effective date. The transfer of ownership is to be consummated at fair market value.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

10.	MINORITY INTEREST (Continued)

Accordingly, and pursuant to the requirements of MPRDA, EGL on December 9, 2005 entered into a “Heads of Agreement” to sell 26% of its ordinary stock to Lomshiyo Investments (Proprietary) Limited (“Lomshiyo”) for a consideration of R9,900,000 (At December 31, 2005 – $1,556,775). This amount is a loan to Lomshiyo and is reflected as a reduction of equity in the Company’s December 31, 2005 balance sheet. Lomshiyo is a South African corporation whose majority shareholders are historically disadvantaged South Africans. The transaction closed on February 2, 2006. The ownership percentage of net assets of EGL acquired by Lomshiyo at December 31, 2005 amounted to $1,113,941 or 26%.

The purchase of ordinary stock was financed with a note receivable bearing an annual interest rate of the South African Prime Rate (10.5% at December 31, 2005). The note accrues interest and is payable to the Company on January 2, of each year. The note is due and payable on December 31, 2010. The Company’s common stock collaterizes the note receivable.

11.	CAPITAL STOCK

The Company’s balance sheet reflects two classes of equity - common stock and A Class Preference Shares.

Common Stock

On September 30, 2005, the Company approved the issuance of 630,000 shares of common stock for cash proceeds of $2,118,290, net of offering costs of $631,710. The shares were issued February 2, 2006

On September 30, 2005, the Company approved the cancellation of 520,000 shares of common stock. The shares were cancelled on February 2, 2006 as part of a share exchange agreement. To effect the purchase of EGSA and convert A Class Preference Shares into common stock, the Company will issue 2,736,247 shares of common stock valued at $2,736. The shares were issued on February 2, 2006.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

11.	CAPITAL STOCK (Continued)

A Class Preference Shares

When the company acquired its wholly owned South African subsidiary, EGSA, and EGSA subsequently acquired the South African mineral assets through its purchase of EGL, a mechanism was put in place in order to comply with the Exchange Control Regulations of the South African Reserve Bank and to accommodate the original South African shareholders of these assets in EGL. The mechanism which was dealt through a Sale of Shares Agreement (“the Agreement”) between EGSA and the shareholders of EGL, involved the issuance of A Class Preference Shares in EGSA which are directly linked to an equal number of shares in the common stock of EGI. In accordance with this Agreement the following transactions took place:

1	EGSA issued 5,176,991 A Class Preference Shares for 1,000,000 ordinary shares held by the shareholders of EGL.

2

Certain non-South African A Class Preference Shareholders exercised their Share Acceptance whereby 2,055,598 shares of EGI common stock were given to the non-South Africans for 2,055,598 EGSA A Class Preference Shares. EGI shares of common stock were issued on February 2, 2006.

3

As of February 2, 2006, this reduced the amount of issued and outstanding EGSA A Class Preference Shares to 3,121,393 and are recorded as part of the shareholders' equity in the consolidated financial statements, in recognition of their substance, which is economically equivalent to that of common stock.

4

The 3,121,393 shares of common stock are held by Stirling Nominees Limited ("Stirling") which can be accessed by the A Class Preference Shareholders in terms of a Share Services Agreement (“Services Agreement”). This Services Agreement which is valid through August 31, 2025, is invoked upon acceptance of an offer by the Company ("EGI Offer") to acquire the A Class Preference Shares from an Offeree. The Services Agreement provides that:

•	in the case of a Share Acceptance Stirling will transfer equivalent number of shares of common stock of the company’s common stock to the Offeree or;

•	in the case of a Cash Acceptance Stirling will procure the sale of an equivalent number of shares in the common stock of the company for the benefit of the Offeree.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

11.	CAPITAL STOCK (Continued)

A Class Preference Shares (Continued)

The A Class Preference Shares referred to above are not considered to be a liability in accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Equity and Liability, as EGSA or EGI does not have an obligation to transfer assets to its shareholders in respect of the Class A Preference Shares.

The A Class Preference Shares in EGSA have the following significant rights:

EGI Voting rights – Stirling will issue irrevocable proxies to the A Class Preference Shareholders to vote on all matters relating to the common stock of the company.

EGSA Voting rights – Each EGSA A Class Preference Share shall have one vote and each EGSA Ordinary Share shall have 1,000,000 when voting on matters submitted to the shareholders of EGSA.

EGI Dividend rights - Stirling waives all of its entitlements to receive cash dividends from the company in favor of EGSA A Class Preference Shareholders.

EGSA Dividend rights –The holders of the EGSA A Class Preference Shares will only be entitled to a dividend if EGI declares dividends in respect of any year, and then the EGSA Class A shares will be entitled to a preference dividend out of the profits of EGSA available for distribution per EGSA A Class share.

12.	INCOME TAXES

The Company files tax returns in both South Africa and the United States of America

The components of the consolidated income tax provision (benefit) for the years ended December 31 are as follows:

	2005	2004

Current	$-	$-
Deferred	(525,000)	(7,013,000)
Change in valuation allowance	525,000	7,013,000

Benefit (provision) for income tax	$-	$-

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

12.	INCOME TAXES (Continued)

A reconciliation of the Company’s effective tax rate with the federal statutory tax rate for the years ended December 31 is as follows:

	2005	2004
U.S. tax benefit on continuing operations Foreign tax benefit from continuing operations Change in valuation allowance	(35%) (29%) 64%	(35%) (29%) 64%
Effective tax rate	-	-

The formula for determining South African mining tax is:

Y = 35-175/X (2004:Y = 37-185/X)

Where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

As of December 31, 2005 and 2004, the significant components of the Company’s deferred tax assets and liabilities were as follows:

	2005	2004
Deferred tax liabilities: Fixed assets	$(582,000)	$(600,000)
Deferred tax assets: Net operating loss carryforwards Unredeemed capital expenditures	2,047,000 6,073,000	1,939,000 5,674,000
Total deferred tax assets	8,120,000	7,613,000
Total net deferred tax assets Valuation allowance	7,538,000 (7,538,000)	7,013,000 (7,013,000)
Net deferred tax asset	$-	$-

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

12.	INCOME TAXES (Continued)

From South African operations, the Company had unredeemed capital expenditures of $20,942,000 as of the year ended December 31, 2005. The Company had estimated and assessed losses of $2,038,000 as of the year ended December 31, 2005.

The Company had available approximately $9,000 of unused U.S. net operating loss carry-forwards at December 31, 2005, that may be applied against future taxable income. These net operating loss carry-forwards expire for U.S. income tax purposes in 2025. There is no assurance the Company will realize the benefit of the net operating loss carry-forwards.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2005 the Company maintained a valuation allowance for the U.S. and South African deferred tax asset due to uncertainties as to the amount of the taxable income from operations that will be realized.

13.	STOCK OPTIONS

Employee Stock Options

The Company currently maintains the Eastern Goldfields, Inc. 2005 Stock Plan (“Stock Plan”), approved by stockholders on November 26, 2005, for executives and eligible employees. Under this Stock Plan, options to purchase shares of stock can be granted with exercise prices not less than 100% of fair market value of the underlying stock at the date of grant. Options granted under the Company’s stock plan vest over periods ranging from on to three years of the date of the grant and are exercisable over a period of time not to exceed 10 years from grant date. At December 31, 2005, 50,000 shares were available for future grants under the Company’s 2005 Stock Incentive Plan.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

13.	STOCK OPTIONS (Continued)

Employee Stock Options (Continued)

The following table summarizes annual activity for all stock options for each of the two years ended December 31:

	2005			2004
	Number of Shares	Weighted Average Exercise Price		Number of Shares		Weighted Average Exercise Price
Outstanding, beginning of year Granted Exercised Forfeited and expired	- 800,000 - -	$	- 1.50 - -		- - - -	$	- - - -
Outstanding, end of year	800,000		$1.50		-		$-
Options exercisable, end of year Weighted average fair value of options granted during the year	$266,667 1.19		$1.50	$ $	- -		$-

The fair value of the stock options granted was approximately $317,000 or $1.19 per stock option and was determined using the Black Scholes option pricing model. The factors used were the option exercise price of $1.50 per share, the 3 year life of the options, volatility measure of 50%, a dividend rate of 0% and a risk free interest rate of 4.42%.

The following table summarizes information about stock options outstanding at December 31, 2005, with exercise prices equal to the fair market value on the date of grant with no restrictions on exercisability after vesting:

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

13.	STOCK OPTIONS (Continued)

Employee Stock Options (Continued)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- average Remaining Contractual Life (in years)	Weighted- average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.50	800,000	3.4	$1.50	266,667	$1.50

EASTERN GOLDFIELDS, INC.

AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED

JUNE 30, 2006

Consolidated Balance Sheet.....................................	F-31

Consolidated Statement of Operations.....................................	F-33

Consolidated Statement of Changes in Stockholder's Equity.....................................	F-34

Consolidated Statement of Cash Flows.....................................	F-35

Notes to Consolidated Financial Statements .....................................	F-36

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED BALANCE SHEET

JUNE 30, 2006

(Unaudited)

ASSETS

Cash Inventories (Note 3) Prepaid expenses and other current assets	$400,242 310,257 309,470
Total current assets	1,019,969
Property, plant, and mine development, net (Notes 4)	9,135,831
Total assets	$10,155,800

The accompanying notes are an integral part of these financials statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED BALANCE SHEET

JUNE 30, 2006

(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities: Accounts payable and other current liabilities Advances from stockholders (Note 5) Current portion of long-term liabilities (Note 6)	$664,588 22,132 45,124
Total current liabilities	731,844
Long-term liabilities: Long term liabilities, net of current portion (Note 6) Reclamation and remediation obligations (Note 7)	118,235 199,219
Total long-term liabilities	317,454
Commitments and contingencies (Note 8) Minority interest	- 1,364,138

Stockholders’ equity: (Note 9)

Common Stock:

$0.001 par value, 25,000,000 shares authorized; 8,456,247 shares issued and outstanding at June 30, 2006

A Class Preference Shares:

$0.00002 par value, 10,000,000 shares authorized; 3,121,393 shares issued and outstanding at June 30, 2006

Additional paid in capital

Other comprehensive loss

Accumulated deficit

8,456 44 15,576,929 (362,767) (6,024,944)
Less: Loan to Lomshiyo (Note 10)	9,197,718 (1,455,354)
Total stockholders’ equity	7,742,364
Total liabilities and stockholders’ equity	$10,155,800

The accompanying notes are an integral part of these financials statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended June 30	Ended June 30,	Ended June 30,	Ended June 30,
	2006	2005	2006	2005

Income:	$2,370,058	$1,373,597	$4,017,638	$2,441,666
Sales	41,065	7,937	106,365	9,880
Other income

Total income	2,411,123	1,381,534	4,124,003	2,451,546

Costs and expenses:
Cost of production	1,308,277	1,309,070	2,714,246	2,726,958
Operating expenses	488,837	200,742	884,974	404,214

Total costs and expenses	1,797,114	1,509,812	3,599,220	3,131,172

Income (Loss) from operations	614,009	(128,278)	524,783	(679,626)

Other expenses:
Interest	6,215	23,318	15,969	32,913

Income (Loss) before minority interest
Minority interest
	607,794	(151,596)	508,814	(712,539)
	(193,462)	-	(193,462)	-

Income (Loss) before provision for income taxes	414.332	(151,596)	315,352	(712,539)
Provision for income taxes	-	-	-	-

Net income (loss)	$414,332	$(151,596)	$315,352	$(712,539)

Net income (loss) per share, basic and diluted	$0.05	$(0.03)	$0.04	$(0.13)

Weighted average shares outstanding	8,456,247	5,610,000	7,953,043	5,610,000

The accompanying notes are an integral part of these financials statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

	Common Stock		A Class Preference Shares
	Number of Shares	Par Value	Number of Shares	Par Value	Common Stock to be Issued (Cancelled)	Additional Paid-in Capital	Other Comprehensive Loss	Accumulated Deficit	Loan to Lomshiyo	Total Stockholders’ Equity

Balance at December 31, 2005

Common stock cancelled

Common stock issued for cash

Restricted common stock issued in accordance with share exchange

Common stock option issued to employees

Accrual of interest income on

loan to Lomshiyo

Net loss

Foreign currency translation

Comprehensive income

	5,610,000 (520,000) 630,000 2,736,247 - - - - -	$5,610 (520) 630 2,736 - - - - -	3,121,393 - - - - - - - -	$49 - - - - - - - -	$2,846 520 (630) (2,736) - - - - -	$15,466,406 - - 110,523 - - - -	$(390,693) - - - - - 319,217 -	$(6,340,296) - - - - - (98,980) - -	$(1,556,775) - - - (41,684) - (63,040) -	$7,187,147 - - 110,523 (41,684) (98,980) 256,177
										157,197
Balance at March 31, 2006	8,456,247	8,456	3,121,393	49	-	15,576,929	(71,476)	(6,439,276)	(1,661,499)	7,413,183
Accrual of interest income on loan to Lomshiyo Net income Foreign currency translation Comprehensive income	- - - -	- - - -	- - - -	- - (5) -	- - - -	- - - -	- - (291,291) -	- 414,332 - -	(37,168) - 243,313 -	(37,168) 414,332 (47,983)
										366,349
Balance at June 30, 2006	8,456,247	$8,456	3,121,393	$44	$-	$15,576,929	$(362,767)	$(6,024,944)	$(1,455,354)	$7,742,364

The accompanying notes are an integral part of these financials statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months	Six Months
	Ended June 30, 2006	Ended June 30, 2005

Cash flows from operating activities:
Net income (loss)	$315,352	$(712,540)

Adjustments to reconcile net income (loss) to net cash used
in operating activities:
Depreciation, depletion and amortization	415,773	111,337
Stock-based compensation	110,523	-
Accrued interest income on Loan Lomshiyo	(78,852)	-
Accrual for minority interest	193,462	-
Changes in assets and liabilities:
Decrease (Increase) in inventories	135,119	(215,761)
Decrease in prepaid expenses and other current assets	216,101	215,921
Decrease in accounts payable and other current liabilities	(355,285)	(367,192)
Increase in reclamation and remediation	6,588	4,190

Net cash provided from (used in) operations	958,781	(964,045)

Cash flows from investing activities:
Purchase of property and equipment	(957,410)	-

Net cash used in investing activities	(957,410)	-

Cash flows from financing activities:
Advances (to) from stockholders	(5,841)	23,685
(Repayment) financing of long-term debt	(68,102)	106,803

Net cash (used in) provided by financing activities	(73,943)	130,488

Effect of exchange rates on cash	264,929	549,875

Net increase (decrease) in cash	192,357	(283,682)

Cash, beginning of period	207,885	27,481

Cash, end of period	$400,242	$(256,201)

Supplemental disclosure of cash flow information:
Cash paid for interest	$15,969	$32,913

Supplemental disclosure of non-cash operating,
investing and financing activities:
Stock based compensation	$110,523	$-

Advances from stockholders converted to additional paid-in
Capital	$-	$3,900,000

The accompanying notes are an integral part of these financials statements

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

1.	ORGANIZATION AND HISTORY

Eastern Goldfields, Inc., (the “Company" or "EGI") is the parent company of Eastern Goldfields SA (Proprietary) Limited, (“EGSA”), a corporation organized under the laws of the Republic of South Africa. EGSA conducts all of the Company’s business operations in South Africa through its South African corporation subsidiaries.

Eastern Goldfields, Inc. was incorporated under the laws of the State of Nevada on July 15, 1998, originally under the name of Fairbanks Financial, Inc. The Company was established as a business management, marketing and consulting firm to serve both the emerging and established business entrepreneur. Since its incorporation, the Company has had minimal operations. It redirected its business efforts in late 2005 and on September 23, 2005, following a change in control, it purchased 100% of the issued and outstanding common or ordinary stock of EGSA. On October 1, 2005, the Company’s wholly owned subsidiary, EGSA, acquired, via a share exchange, 100% of the issued and outstanding common or ordinary stock of Eastern Goldfields Limited (“EGL”), a South African gold producer and developer corporation. EGL conducts mining operations in the Barberton Greenstone Belt area of the Mpumalanga Province, South Africa. On October 25, 2005, the Company changed its corporate name to Eastern Goldfields, Inc. to more accurately reflect its business operations.

This share exchange for the acquisition of EGL by EGI’s wholly owned South African subsidiary, EGSA, was accounted for as a reverse acquisition, and, accordingly, for financial statement purposes, EGL was considered the accounting acquiror and the subject transaction was considered a recapitalization of EGL rather than an acquisition by the Company. Accordingly, the historical financial statements prior to this share exchange are those of EGL, however, the name of the consolidated corporation going forward is Eastern Goldfields, Inc.

EGL itself is a South African holding company which has three South African subsidiary corporations: Makonjwaan Imperial Mining Company (Pty) Ltd. (“MIMCO”), Eastern Goldfields Exploration (Pty) Ltd. (“EGE”) and Centurion Mining Company (Pty) Ltd. (“Centurion”).

F-36

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting and Principles of Consolidation

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States of America and prevailing industry practice.

The interim consolidated financial statements of the Company and its subsidiaries are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of these interim statements have been included. The results reported in these interim consolidated financial statements are not necessarily indicative of the results that may be reported for the entire year.

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All amounts are in U.S. dollars unless otherwise indicated. All significant intercompany balances and transactions have been eliminated in consolidation.

Stock Option Expense

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation. In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted FAS 123R using the modified prospective transition method. Under this method, compensation cost recognized in the quarter ended June 30, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123R.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As a result of adopting FAS 123R, the Company’s loss from operations and loss for the three and six months ended June 30, 2006 is approximately $788,000 lower ($0.11 per share, basic and diluted) than if we had continued to account for share-based compensation under APB 25 as EGI did during the year ended December 31, 2005.

Recently Issued Accounting Standards

Deferred Stripping Costs

On January 1, 2006 the Company adopted Emerging Issues Task Force (“EITF”) Issue No. 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF Issue No. 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same three months as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting three months. The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the three months of adoption, with no charge to current earnings for prior three months. The results for prior three months have not been restated. Adoption of EITF Issue No. 04-06 will have no impact on the Company’s cash position or net cash from operations.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations” - an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of FIN 47 on the consolidated financial statements.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Changes and Error Corrections

In May 2005 the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior three months unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.	INVENTORIES

Inventories at June 30, 2006 consist of the following:

Precious metals in process Stockpiles	$155,513 154,745
$310,257

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

4.	PROPERTY, PLANT AND MINE DEVELOPMENT

Major classes of property, plant, and mine development as of June 30, 2006 are as follows:

Land and buildings Mining assets Mine development costs Mining rights Motor vehicles Furniture and equipment Metallurgical plant Plant and equipment Environmental rehabilitation fund	$101,732 6,516,223 1,664,036 1,467,860 109,071 69,265 1,936,715 239,653 199,219
Less: accumulated depreciation	12,303,774 (3,167,943)
Net property, plant and mine development	$9,135,831

Depreciation, depletion and amortization expense is $415,773 for the six months ended June 30, 2006.

5.	ADVANCES FROM STOCKHOLDERS

As of June 30, 2006, $22,132 was due to EGH Limited.

6.	LONG TERM LIABILITIES

Standard Bank Vehicle and Asset Finance Less: Current portion	$163,359 (45,124)
$118,235

 Secured banking facility against mining equipment bearing interest at the prime bank overdraft rate less 1% and repayable in monthly installments of South African Rands 64,584 ($9,010).

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

6.	LONG TERM LIABILITIES (Continued)

Maturities of the liabilities are as follows:

For the year ending December 31: 2006 2007 2008	$45,124 108,573 9,662
$163,359

7.	RECLAMATION AND REMEDIATION OBLIGATIONS

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

At June 30, 2006 $199,219 were accrued for reclamation obligations relating to currently or recently producing mineral properties.

The following is a reconciliation of the total liability for reclamation and remediation:

Balance, December 31, 2005 Reduction, change in estimate and other Liabilities settled Accretion expense	192,631 6,588 - -
Balance, June 30, 2006	$199,219

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

8.	COMMITMENTS AND CONTINGENCIES

A first continuing covering bond amounting to South African Rands 200,000 ($27,902) was registered over the property held by a subsidiary, Makonjwaan Properties Henry Nettman Two Eight (Pty) Ltd., in lieu of financial guarantees amounting to South African Rands 164,000 ($22,879) issued in favor of the Department of Minerals and Energy.

9.	CAPITAL STOCK

The Company’s balance sheet reflects two classes of equity - common stock and A Class Preference Shares.

Common Stock

On September 30, 2005, the Company approved the issuance of 630,000 shares of common stock for cash proceeds of $2,118,290, net of offering costs of $631,710. The shares were issued February 2, 2006

On September 30, 2005, the Company approved the cancellation of 520,000 shares of common stock. The shares were cancelled on February 2, 2006 as part of a share exchange agreement. To effect the purchase of EGSA and convert A Class Preference Shares into common stock the Company was to issue 2,736,247 shares of common stock valued at $2,736. The shares were issued on February 2, 2006.

A Class Preference Shares

When the company acquired its wholly owned South African subsidiary, EGSA, and EGSA subsequently acquired the South African mineral assets through its purchase of EGL, a mechanism was put in place in order to comply with the Exchange Control Regulations of the South African Reserve Bank and to accommodate the original South African shareholders of these assets in EGL. The mechanism which was dealt through a Sale of Shares Agreement (“the Agreement”) between EGSA and the shareholders of EGL, involved the issuance of A Class Preference Shares in EGSA which are directly linked to an equal number of shares in the common stock of EGI. In accordance with this Agreement the following transactions took place:

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

9.	CAPITAL STOCK (Continued)

A Class Preference Shares (Continued)

1.	EGSA issued 5,176,991 A Class Preference Shares for 1,000,000 ordinary shares held by the shareholders of EGL.

2.

Certain non-South African A Class Preference Shareholders exercised their Share Acceptance whereby 2,055,598 shares of EGI common stock were given to the non-South Africans for 2,055,598 EGSA A Class Preference Shares. EGI shares of common stock were issued on February 2, 2006.

3.

As of December 31 2005, and June 30, 2006, this reduced the amount of issued and outstanding EGSA A Class Preference Shares to 3,121,393 and are recorded as part of the shareholders' equity in the consolidated financial statements, in recognition of their substance, which is economically equivalent to that of common stock.

4.

The 3,121,393 shares of common stock are held by Stirling Nominees Limited ("Stirling") which can be accessed by the A Class Preference Shareholders in terms of a Share Services Agreement (“Services Agreement”). This Services Agreement which is valid through August 31, 2025, is invoked upon acceptance of an offer by the Company ("EGI Offer") to acquire the A Class Preference Shares from an Offeree. The Services Agreement provides that:

•	in the case of a Share Acceptance Stirling will transfer equivalent number of shares of common stock of the company’s common stock to the Offeree or;
•	in the case of a Cash Acceptance Stirling will procure the sale of an equivalent number of shares in the common stock of the company for the benefit of the Offeree.

The A Class Preference Shares referred to above are not considered to be a liability in accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Equity and Liability, as EGSA or EGI does not have an obligation to transfer assets to its shareholders in respect of the Class A Preference Shares.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

9.	CAPITAL STOCK (Continued)

A Class Preference Shares (Continued)

The A Class Preference Shares in EGSA have the following significant rights:

EGI Voting rights – Stirling will issue irrevocable proxies to the A Class Preference Shareholders to vote on all matters relating to the common stock of the company.

EGSA Voting rights – Each EGSA A Class Preference Share shall have one vote and each EGSA Ordinary Share shall have 1,000,000 when voting on matters submitted to the shareholders of EGSA.

EGI Dividend rights - Stirling waives all of its entitlements to receive cash dividends from the company in favor of EGSA A Class Preference Shareholders.

EGSA Dividend rights –The holders of the EGSA A Class Preference Shares will only be entitled to a dividend if EGI declares dividends in respect of any year, and then the EGSA Class A shares will be entitled to a preference dividend out of the profits of EGSA available for distribution per EGSA A Class share.

10.	STOCK OPTIONS

Employee Stock Options

The Company currently maintains the Eastern Goldfields, Inc. 2005 Stock Plan (“Stock Plan”), approved by stockholders on November 26, 2005, for executives and eligible employees. Under this Stock Plan, options to purchase shares of stock can be granted with exercise prices not less than 100% of fair market value of the underlying stock at the date of grant. Options granted under the Company’s stock plan vest ranging from one to three years of the date of the grant and are exercisable over a period of time not to exceed 10 years from grant date. At June 30, 2006, 50,000 shares were available for future grants under the Company’s 2005 Stock Incentive Plan.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

10.	STOCK OPTIONS (Continued)

Employee Stock Options (Continued)

The following table summarizes annual activity for all stock options three months ended June 30, 2006:

	Number of Shares	Weighted Average Exercise Price
Outstanding at March 31, 2006 Granted Exercised Forfeited and expired	800,000 - - -	$1.50 - - -
Outstanding at June 30, 2006	800,000	$1.50
Options exercisable at June 30, 2006 Weighted average fair value of options granted during the year	$266,667 1.19	$1.50

The fair value of the stock options granted under FAS 123R during the year ended December 31, 2005 was approximately $319,000 or $1.19 per stock option and was determined using the Black Scholes option pricing model. The factors used were the option exercise price of $1.50 per share, the 3 year life of the options, volatility measure of 50%, a dividend rate of 0% and a risk free interest rate of 4.42%. The Company incurred $208,000 in compensation expense during the year ended December 31, 2005 under the provisions of APB 25. The Company has charged approximately $111,000 to compensation expense during the six months ended June 30, 2006 on stock options granted and vested during the year ended December 31, 2005.

EASTERN GOLDFIELDS, INC. AND SUBSIDIARIES

(Formerly known as Fairbanks Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Unaudited)

10.	STOCK OPTIONS (Continued)

Employee Stock Options (Continued)

The following table summarizes information about stock options outstanding at June 30, 2006, with exercise prices equal to the fair market value on the date of grant with no restrictions on exercisability after vesting:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- average Remaining Contractual Life (in years)	Weighted- average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.50	800,000	3.4	$1.50	266,667	$1.50

PART III

Item 1.	Index to Exhibits

The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

Item 2.	Description of Exhibits

The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A. Filed herein as Exhibit Number 99.1 is a Glossary of Technical Terms to provide a better understanding of those reports and studies included as exhibits to this registration statement. Also filed as Exhibit Numbers 99.2 and 99.3 are an EGSA Mining Titles Summary and the Behre Dolbear Consent Letter.

Exhibit No.	Description

2	Charter and By-Laws
2.1	Certificate of Amendment of Articles of Incorporation of Fairbanks Financial, Inc. changing name to “Eastern Goldfields, Inc.”
2.2	Articles of Incorporation of Fairbanks Financial, Inc.
2.3	By-Laws of Fairbanks Financial, Inc.

3	None	Instruments Defining the Rights of Security Holders

5	None	Voting Trust Agreements

10	Material Contracts
10.1	Sale of Shares Agreement Relating to Eastern Goldfields (Proprietary) Limited for the purchase of EGSA by the Company dated September 23, 2005
10.2	Sale of Shares Agreement for the purchase of EGL by EGSA dated September 30, 2005
10.3	Funding Facilitation Agreement For Share Subscription - Sale of Shares Agreement for 26% of shares of EGL by Lomshiyo Investments (Proprietary) Limited (BEE Group) dated February 3, 2006
10.4	Mining License No. 15/2003 granted to MIMCO for the Lily Mine Area dated May 26, 2003
10.5	Order Granting For a Prospecting Right on the Farms Covington et al granted to EGE for Sheba Hills Area Claims Group dated February 1, 2006
10.6	Order Granting For a Prospecting Right on the Farms Gara and others granted to Centurion for Centurion Bonanza Claims Group dated January 12, 2006

10.7	Accepted ESS Lily Mine Underground Extension Project EMPR Conversion and Amendment Proposal dated April 10, 2006
10.8	Rand Refinery Limited Confirmation of Depository Status for purchase of gold dated May 25, 2006
10.9	EGI Employment Contract with Michael McChesney effective January 1, 2006
10.10	EGI Employment Contract with Tamer Muftizade effective January 1, 2006
10.11	EGI Employment Contract with Dr. William Stear effective January 1, 2006
10.12	EGI Employment Contract with Derrick Short effective January 1, 2006
10.13	EGI 2005 Stock Plan
10.14	EGI Board of Directors Resolution dated October 28, 2005 authorizing and adopting the EGI 2005 Stock Plan
10.15	Services and Support Agreement with Cheston Minerals (Pty) Limited dated January 1, 2006
10.16	Agreement for Consulting Services and Public Relations with Zenith Premier Limited dated January 1, 2006
10.17	Order Granting For a Prospecting Right in Respect of Remaining Extent of the Farm Oorsprong 326 JU et al granted to MIMCO dated June 6, 2006
10.18	Order Granting For a Prospecting Right in Respect of Various Portions of the Farm Townlands 369 JU et al granted to EGL dated June 6, 2006

7	None	Material Foreign Patents

99	Additional Exhibits
99.1	Glossary of Technical Terms
99.2	EGSA Mining Titles Summary and Listing of Individual Mining Claims
99.3	Behre Dolbear Consent Letter

 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTERN GOLDFIELDS, INC.

Date: October 9, 2006	BY:____________________________
MICHAEL MCCHESNEY
President